

CORPORATE
EXECUTIVE
BOARD

WHAT THE BEST COMPANIES DO





2010 Annual Report

Our Commitment to Members

By identifying and building upon the successes of the world's best companies, The Corporate Executive Board helps senior executives and their teams drive corporate performance. We leverage tried, tested business solutions to tap into breakthrough innovation; our tools, insights and analysis empower clients to focus efforts and move quickly to address emerging and recurring business challenges with confidence.

25+
Years of Experience

50+
Countries Represented

5,200+
Participating Organizations

200,000+
Corporate Professionals



North America

Washington, D.C.
Chicago
Minneapolis
Needham
Rochester
San Francisco
Scottsdale
Toronto
West Chester

International

Frankfurt
London
New Delhi
Singapore
Sydney


APR 2 9 2011

A Letter from the Chairman



Thomas L. Monahan III
Chairman and Chief Executive Officer

Dear Corporate Executive Board Shareholder:

After two years of flat-out economic turmoil, in 2010 the world was relieved to see a return to more normal fiscal conditions. The global business environment steadily improved in most markets, and companies refocused their attention on issues beyond mere survival. Against this backdrop, insight-hungry executives and professionals at the world's best companies increasingly turned to The Corporate Executive Board for help driving improved corporate performance. In response and as always, we stood ready to deliver uniquely valuable products and services to support their key decisions and work flows.

Overall, we were pleased with our performance in 2010. We delivered on our financial commitments and laid the foundation for healthy, sustainable growth over time. We entered 2011 with improved momentum in our business, and we see many opportunities to grow by expanding the scope and impact of services we provide. We will strive to build long-term shareholder value in the years ahead by leveraging our strengths in content and member relationships, and by investing in the development of new markets and new offerings to meet emerging member needs.

Performance Results

In 2010, we began to realize positive returns from the actions taken to restructure our sales and service model and to refocus our support for recurring member work and decisions. These efforts led to improved member utilization and engagement, and drove up our overall Client Renewal Rate—a key indicator of member loyalty—by nearly 500 basis points to 83%.

As the year progressed, we expanded existing relationships and added more great new members to our roster. We ended 2010 with more than 5,200 total member institutions, experiencing encouraging growth in total subscriptions and average subscriptions per institution in both our large corporate and middle market membership bases. We were also pleased to see especially strong performance in our North American and Asia–Pacific markets, with more modest growth contributed by our European operations. These trends combined with our acquisition of Iconoculture to produce a solid 13.5% annual increase in Contract Value, which finished the year at $447.1 million. Revenue growth trends were improving as we exited 2010, however, revenues for the full year declined by 0.9% to $438.9 million, reflecting the lag effect from the prior year's decline in bookings.

> "We entered 2011 with improved momentum in our business, and we see many opportunities to grow by expanding the scope and impact of services we provide."

Although we exceeded the financial guidance we provided to investors at the beginning of the year, the combination of lower revenues and select growth investments contributed to a decline in earnings as net income fell 11.5% to $40.4 million. Still, the improving trends in bookings and Contract Value growth highlighted the inherent ability of our business model to generate strong cash flows: cash flows from operations increased by nearly 200% to $85.1 million. We kept our commitment to return cash to shareholders through regular dividends, and ended the year with a strong balance sheet and in a very solid financial position.

Key 2010 Accomplishments

While achieving better financial performance was an important objective last year, we also strove to further strengthen our operational effectiveness and improve our positioning for future growth opportunities. Allow me to highlight some of the important progress we made against these imperatives.

At the core of our business are a series of proprietary methodologies that gather unique data, identify proven best practice, and create tools that support executive work. We produce unbiased independent research, create rich data and benchmarking assets, and deliver value to our members through advisory support for senior leaders and easy-to-use, online access for teams.

In 2010, our teams produced outstanding content across all of our practice areas. Here are just a few examples of authoritative CEB work that undergirded our ability to deliver relevant, timely advice and solutions:

- We continued to amass unique data and insight on the real drivers of sales performance, helping our members realize double-digit gains in sales representative productivity by recruiting individuals with different performance profiles and changing their whole approach to training;
- We advised members on how to compete for critical talent in the world's hottest labor markets. For example, our unique data and best practices assist member companies with local hiring in China, where the "pull" of multinational employers has fallen by half since the recession;
- Our data and tools for managing capital spending supported member efforts to optimize performance in the critical early years of the recovery;
- We modeled out future demand for corporate IT services, and gave member companies tools for funding for new capabilities by dramatically reducing obsolete service lines;
- And, finally, our unique windows into internal and external sources of risk helped member companies to realize the 5% annualized TSR premium that high-integrity companies in our database enjoy.

We also made notable progress in engaging senior executives and their teams to drive impact and growth. With the reorganization of our European go-to-market team, we completed the global rollout of our new account management model. We also continued to refine our market approaches in our North America and Asia-Pacific markets to ensure the highest levels of performance. And, we began increasing our global sales and service capacity to drive faster growth.

Annual Revenues
Millions of U.S. Dollars



$460.6
$532.7
$558.4
$442.9
$438.9
2006
2007
2008
2009
2010

Adjusted EBITDA Margin[1]



25.1%
24.2%
23.4%
25.8%
22.8%
2006
2007
2008
2009
2010

Adjusted Net Income[1]
Millions of U.S. Dollars



$79.2
$80.6
$66.7
$57.7
$48.2
2006
2007
2008
2009
2010

Non-GAAP Earnings per Diluted Share[1]



$1.94
$2.17
$1.94
$1.68
$1.40
2006
2007
2008
2009
2010

[1] Adjusted presentations are not prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). See page 9 for a reconciliation of GAAP to adjusted presentations.

We believe that the new account management structure enables our people to better link solutions to member work. We achieved some of our highest-ever levels of member usage across 2010, most notably through our web platform where we saw utilization of online resources increase sharply across all areas of the business. Similarly, we saw a major leap in member feedback scores. As highlighted earlier, the end result of these efforts has been solid growth in both renewals and cross-sales as members continued or grew relationships with us. And, as the year unfolded, we restored momentum to new-to-CEB sales as well.

> "Our network of members, and the data and insight assets that we produce in collaboration with them, already draws from companies headquartered in more than 50 countries; and, over 85% of the Fortune 500 relies on our work and teams to drive their performance."

In general, our approach to brand building—consistent with best practice in the business-to-business space—has been to focus relentlessly on delivery of tangible ROI to existing members. In 2010, however, we decided to take advantage of additional opportunities to raise our profile in certain target markets. Our approach was to put more energy into public thought leadership by drawing media coverage of our insights. We achieved a dramatic gain in the number of media mentions—a 200% increase over 2009—including three feature-length Harvard Business Review articles. We also very selectively complemented these content-driven brand-enhancement efforts with some limited advertising placements. While the overwhelming majority of new and cross-sales are a direct result of the creative and energetic work of our teams, we also know that amplifying our brand helps them open more doors and land more opportunities.

We expect these operational changes to drive improved performance in our existing markets, which remain attractive sources of potential growth. We also believe our assets and capabilities enable us to find new avenues for growth by further penetrating global markets and introducing new products and services. In 2010, we made significant progress positioning ourselves for future success against all of these opportunities.

The single largest storyline that is shaping corporate and functional strategy at each of our more than 5,200 member companies is what we have come to call "Imperfect Globalization." The macro headline here gets all the attention; anyone who has seen a newsstand knows that developing economies are enjoying exceptional growth rates. Across the long term, this is an unqualified good; it frees people, binds nations, and lifts the standard of living for millions. Yet this opportunity also creates a number of shorter-term challenges:

managing risks in new geographies, absorbing economic dilution in the early stages of market development, and cultivating leaders and supplier partners across an expanding footprint just to name a few.

These "imperfections" represent a great set of common problems for large corporations, whether they are headquartered in Boston, Bonn, Bangalore, or Beijing. And, we bring a large set of assets to bear in helping current and prospective members navigate this new terrain. Our network of members, and the data and insight assets that we produce in collaboration with them, already draws from companies headquartered in more than 50 countries; and, over 85% of the Fortune 500 relies on our work and teams to drive their performance. In 2010, we extended our reach with a new Singapore hub to focus on key growth opportunities in Southeast Asia, and we increased our presence in India by adding great sales, service, and product resources to our several-hundred-strong Delhi research center.

We also made progress bringing new products into the marketplace across 2010. The most significant addition to our product set was the great data, tools, and team from the Iconoculture acquisition, which enables our Sales and Marketing practice to meet a pressing, recurring member need for insights about key consumer markets. We already have integrated elements of the Iconoculture data into our existing offerings, and our teams have been working to introduce these great solutions to our vast network of Chief Marketing Officers.

Responding to member need, we also launched two products to help members identify, size, and manage risks in their organization. The Legal Leadership Academy gives in-house counsel the tools to engage line partners regarding risks to the business, and the Risk Integration Strategy Council meets the growing member hunger for data, tools, and insights to navigate the evolving risk landscape overall.

> "While we focus on driving member performance, we are also extremely proud of the impact our people and businesses have on the communities around us."

We further strengthened our products by continuing to add innovative features—such as enhanced online member discussion forums—that drive price improvement and member loyalty in our existing product sets. And, having made solid progress with the rollout of our new web portal, we are seeing very positive member response to the new offerings that let them link key data and tools to daily work.

> "We continue to build a business that helps the world's best companies drive corporate performance through uniquely valuable products and services that target insight-hungry executives and professionals."

CEB in the Community

While we focus on driving member performance, we are also extremely proud of the impact our people and businesses have on the communities around us. We prioritize philanthropy both because it reinforces our ethic of service and because it distinguishes our company in the eyes of the key talent we seek to attract. In 2010, our staff volunteered more than 12,000 hours with our community partners, backed by total corporate giving of more than $1 million through grants, in-kind donations, and pro bono consulting. Just a few examples of our achievements on this front in 2010 include the following:

- Partnering with the City of New Orleans to drive performance improvement through a pro bono assessment of key city operations and capabilities
- Serving as the title sponsor for the second annual LUNGevity Breathe Deep DC 5K Walk to Cure Lung Cancer that hosted 1,500 walkers and raised $275,000
- Providing pro bono services to Ashoka to help build a growth plan for a key program that supports their mission of fostering social entrepreneurship

Continued Focus on Four Key Operating Priorities

As we move ahead in 2011, and continue to pursue our long-term strategic objectives, our decisions and actions will be guided by four key operating priorities:

1. **Create uniquely valuable insights into corporate performance.** We will ensure that every product team develops authoritative and distinctive insight into their members' decisions and work. We will also continue to globalize our research assets and deploy additional resources to enhance our emerging markets research coverage. And we will sustain our efforts to build powerful, unique data assets that undergird great insight and generate opportunities to serve recurring parts of member work flows.
2. **Drive loyalty, growth, and brand strength through high-value member engagement.** We will selectively increase sales and service capacity, particularly in the elite sales teams that help us add the largest companies

across the globe that are not yet CEB members. We will support the development and productivity of current sales and service teams with training, programs, and career paths to expand their impact over time. By leveraging great member impact, we will selectively extend the reach and range of our brand.

3. **Invest globally in key markets.** Our investment dollars will continue to support the development of current growth markets as they achieve further success and improved scale. We also see the opportunity to selectively add market-based teams in other key growth markets, especially in Continental Europe where we enjoy a marquee base of loyal members who provide a solid foundation for additional investments.

4. **Leverage technology and service to deliver innovative products.** Innovations that tie our insights directly to member work through technology and services will be a key component of growth in 2011 and beyond. We have several exciting new products and upgrades lined up for this year, and will put major emphasis on growth that comes from products and technologies we develop ourselves. We will also continue to look for uniquely valuable assets in our core domains, as our deep relationships with member companies and insights into key performance levers give us a great platform for integrating select acquisitions into our value proposition.

Finally, the foundation stone of all these priorities is our ability to attract, grow, and effectively deploy outstanding talent. While we are not an "arms and legs" business, our growth and success depend on attracting top-decile talent. We rely on people who can create uniquely insightful and valuable resources and who connect the most relevant of these resources to the work and priorities of members and prospective members. Accordingly, we always invest time, resources, and management focus to ensure that CEB can compete for the talent we need on a global basis.



In Closing

Even as we adapt to an evolving marketplace, our central mission remains constant. We continue to build a business that helps the world's best companies drive corporate performance through uniquely valuable products and services that target insight-hungry executives and professionals. Our business creates sustainable barriers to entry and platforms for growth by leveraging these relationships to create valuable data, tools, and insights. Our strategies enable us to achieve sustainable profitable growth by penetrating select, attractive markets globally and introducing high-value new products to our installed customer base. We achieve attractive financial returns by balancing investment for growth with margin management, and protecting the positive cash and capital characteristics of our economic model. We believe this formula delivers powerful impact for our members, provides energizing opportunities for our employees, and builds long-term value for our shareholders. I am privileged to serve with an extraordinarily talented group of colleagues at The Corporate Executive Board, and we remain wholly committed to delivering on the promise of this winning combination in the years ahead.

Thomas L. Monahan III
Chairman and Chief Executive Officer

SELECTED FINANCIAL DATA

The following table sets forth selected financial and operating data. The selected financial data presented below has been derived from our consolidated financial statements, which have been audited by our independent registered public accounting firm. You should read the selected financial data presented below in conjunction with our consolidated financial statements, the notes to our consolidated financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In Thousands, Except Per-Share Amounts)				
Consolidated Statements of Income Data					
Revenues	$ 438,907	$ 442,906	$ 558,352	$ 532,716	$ 460,623
Costs and expenses:					
Cost of services	155,769	147,019	179,950	183,088	164,022
Member relations and marketing	123,890	126,023	161,670	150,032	122,177
General and administrative	60,871	59,415	76,120	71,984	59,629
Depreciation and amortization	20,462	22,991	21,631	15,573	10,381
Impairment loss	12,645	—	27,449	—	—
Costs associated with exit activities	—	11,518	—	—	—
Restructuring costs	—	8,568	8,006	—	—
Total costs and expenses	373,637	375,534	474,826	420,677	356,209
Income from operations	65,270	67,372	83,526	112,039	104,414
Other income (expense), net	3,140	6,246	(5,438)	16,049	24,318
Income before provision for income taxes	68,410	73,618	78,088	128,088	128,732
Provision for income taxes	28,047	27,989	33,291	47,501	49,651
Net income	$ 40,363	$ 45,629	$ 44,797	$ 80,587	$ 79,171
Earnings per share—basic	$ 1.18	$ 1.34	$ 1.31	$ 2.20	$ 1.99
Weighted average shares outstanding—basic	34,256	34,111	34,205	36,666	39,712
Earnings per share—diluted	$ 1.17	$ 1.33	$ 1.30	$ 2.17	$ 1.94
Weighted average shares outstanding—diluted	34,553	34,293	34,329	37,159	40,721
Cash dividends declared per common share	$ 0.44	$ 0.74	$ 1.76	$ 1.60	$ 1.20

	December 31,				
	2010	2009	2008	2007	2006
	(In Thousands)				
Consolidated Balance Sheet Data					
Cash and cash equivalents and marketable securities	$ 123,462	$ 76,210	$ 76,103	$ 144,356	$ 487,287
Total assets	510,149	423,195	446,192	544,772	736,055
Deferred revenues	251,200	222,053	264,253	323,395	308,671
Total stockholders' equity	82,816	50,277	22,609	67,547	317,865

	December 31,				
	2010	2009	2008	2007	2006
Other Operating Data (Unaudited)					
Membership programs	51	44	52	48	42
Member institutions	5,271	4,812	5,114	4,711	3,739
Total membership subscriptions	15,585	13,790	15,747	16,349	14,190
Average subscriptions per member institution (1)	2.96	2.87	3.08	3.47	3.80
Client renewal rate (2)	83%	78%	84%	90%	92%
Contract Value (in thousands) (3)	$ 447,051	$ 393,737	$ 487,107	$ 526,386	$ 475,653
Average subscription price	$ 28,685	$ 28,552	$ 30,714	$ 32,196	$ 33,519

Notes to Other Operating Data (Unaudited)

(1) Also known as "cross-sell ratio," represents the average across all subscription memberships, including the traditional large company market average of 3.41, 3.30, 3.63, 4.03, and 4.15 and the middle market average of 1.88, 1.79, 1.58, 1.44, and 1.1 in 2010, 2009, 2008, 2007, and 2006, respectively.

(2) For the year then ended. Client renewal rate is defined as the percentage of member institutions renewed, adjusted to reflect reductions in member institutions resulting from mergers and acquisitions of members. The client renewal rate was 88% and 83% for our traditional large company market and 74% and 70% for the middle market in 2010 and 2009, respectively.

(3) For the year then ended. Contract value ("Contract Value") is defined as the aggregate annualized revenues attributed to all agreements in effect at a given date without regard to the remaining duration of any such agreement.

Non-GAAP Financial Measures

The tables below include financial measures of EBITDA, Adjusted EBITDA, Adjusted net income, and Non-GAAP diluted earnings per share, which are non-GAAP financial measures provided as a complement to the results provided in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The term "EBITDA" refers to a financial measure that we define as earnings before interest income, net, depreciation and amortization, and provision for income taxes. The term "Adjusted EBITDA" refers to a financial measure that we define as earnings before interest income, net, depreciation and amortization, provision for income taxes, impairment loss, costs associated with exit activities, restructuring costs, and gain on acquisition. The term "Adjusted net income" refers to net income excluding the after-tax effects of impairment loss, costs associated with exit activities, restructuring costs, and gain on acquisition. "Non-GAAP diluted earnings per share" refers to net income per diluted share, excluding the per share after-tax effects of impairment loss, costs associated with exit activities, restructuring costs, and gain on acquisition.

These non-GAAP measures may be considered in addition to results prepared in accordance with GAAP, but they should not be considered a substitute for, or superior to, GAAP results. We intend to continue to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. A reconciliation of these non-GAAP measures to GAAP results is provided below.

We believe that EBITDA, Adjusted EBITDA, Adjusted net income, and Non-GAAP diluted earnings per share are relevant and useful supplemental information for our investors. We use these non-GAAP financial measures for internal budgeting and other managerial purposes, when publicly providing our business outlook and as a measurement for potential acquisitions. A limitation associated with EBITDA and Adjusted EBITDA is that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets through other financial measures such as capital expenditures. Management compensates for these limitations by also relying on the comparable GAAP financial measure of income from operations, which includes depreciation and amortization.

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(In Thousands, Except Per-Share Amounts)				
EBITDA and Adjusted EBITDA					
Net income	$ 40,363	$ 45,629	$ 44,797	$ 80,587	$ 79,171
Interest income, net	(1,526)	(1,787)	(4,268)	(14,937)	(23,566)
Depreciation and amortization	20,462	22,991	21,631	15,573	10,381
Provision for income taxes	28,047	27,989	33,291	47,501	49,561
EBITDA	87,346	94,822	95,451	128,724	115,547
Impairment loss	12,645	—	27,449	—	—
Costs associated with exit activities	—	11,518	—	—	—
Restructuring costs	—	8,568	8,006	—	—
Gain on acquisition	—	(680)	—	—	—
Adjusted EBITDA	$ 99,991	$ 114,228	$ 130,906	$ 128,724	$ 115,547
Adjusted EBITDA margin	22.8%	25.8%	23.4%	24.2%	25.1%
Adjusted Net Income					
Net income	$ 40,363	$ 45,629	$ 44,797	$ 80,587	$ 79,171
Adjustments, net of tax:					
Impairment loss	7,789	—	17,073	—	—
Costs associated with exit activities	—	7,141	—	—	—
Restructuring costs	—	5,312	4,804	—	—
Gain on acquisition	—	(422)	—	—	—
Adjusted net income	$ 48,152	$ 57,660	$ 66,674	$ 80,587	$ 79,171
Non-GAAP Earnings per Diluted Share					
GAAP earnings per diluted share	$ 1.17	$ 1.33	$ 1.30	$ 2.17	$ 1.94
Adjustments, net of tax:					
Impairment loss	0.23	—	0.50	—	—
Costs associated with exit activities	—	0.20	—	—	—
Restructuring costs	—	0.16	0.14	—	—
Gain on acquisition	—	(0.01)	—	—	—
Non-GAAP earnings per diluted share	$ 1.40	$ 1.68	$ 1.94	$ 2.17	$ 1.94

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations should be read in conjunction with Selected Financial Data and our annual audited consolidated financial statements and related notes thereto. The following discussion includes forward-looking statements that involve certain risks and uncertainties. For additional information regarding forward-looking statements and risk factors, see Forward-Looking Statements.

Operating results for Toolbox.com and other operating segments do not meet the quantitative thresholds for separate disclosure; thus, the Company has one reportable segment.

Executive Overview

Our focus for 2010 was to drive large company member loyalty through high value engagement, invest globally in our strongest brands, improve the member experience with enhanced technology and analytic platforms, and elevate member performance with product innovation. Our objectives for 2010 were not only to return us to solid levels of Contract Value growth, but to lay the groundwork for healthy, sustainable growth. We met both of these objectives in 2010 and, in 2011, our objective is to begin building on what we believe is a strong foundation for long-term profitable growth. To do that, we must both leverage and reinforce our strengths in content and member relationships, and at the same time, invest in the development of new markets and new offerings to meet emerging member needs.

We have seen and expect to continue to see encouraging returns from focus on our priorities and from sound execution by our teams; however, the direction of the global recovery remains uncertain. While we are finding that companies are increasingly focusing on forward-looking priorities, areas where we can and do add significant value, we are seeing companies continue to control expenditures amid ongoing uncertainty. Still, by linking research and data to urgent member work and decisions, our teams are driving positive solid progress on sales and renewal outcomes.

Contract Value was $447.1 million at December 31, 2010, an increase of 13.5% compared to $393.7 million at December 31, 2009. This increase includes $13.7 million related to our acquisition of Iconoculture in May 2010. Other factors included improved cross-sales of large corporate memberships and an increase in the purchase of memberships by middle market clients. As previously discussed, growth from these factors was offset to some degree by reductions in Contract Value as a result of discontinued programs. The average cross-sell ratio was 2.96, reflecting cross-sell ratios of 3.41 for the traditional large corporate market and 1.88 for middle market members.

In 2010, net income was $40.4 million, Adjusted net income was $48.2 million, diluted earnings per share was $1.17, and Non-GAAP diluted earnings per share was $1.40. Our 2010 results reflect improvements in new business and renewal bookings as the global economy began to recover and we realized initial returns from the operational changes we made beginning in 2009. The benefits of the expense management activities taken in 2009 were offset by investments in new market opportunities, product development activities, increased commercial capacity, and the additions of Iconoculture and Tower Group. In addition, we recognized an impairment loss for the Toolbox.com reporting unit. As a result, our EBITDA and Adjusted EBITDA margins were 19.9% and 22.8%, respectively.

We anticipate improving sales, cross sales, and renewal activity throughout 2011 and into the future. However, we expect margins to remain at current levels given the lag between Contract Value growth and revenue growth and our intention to invest in additional opportunities to drive growth in our business. We believe that the favorable characteristics of our business—a renewable revenue stream, fast cash conversion cycle, scalable cost structure, and low capital intensity—remain intact.

Critical Accounting Policies

We have identified the following policies as critical to our business and the understanding of our results of operations. This is not a comprehensive list of all of our accounting policies. Our accounting policies are particularly important to the portrayal of our financial position and results of operations and may require the application of significant judgment by management. As a result, they are subject to an inherent degree of uncertainty. In applying those policies, management uses judgment to determine the appropriate assumptions to be used in the determination of certain estimates. Those estimates are based on our historical experience, our observance of trends in the industry, information provided by our members, and information available from other outside sources, as appropriate. For a more detailed discussion of the application of these and other accounting policies, see Note 2 to our consolidated financial statements. Our critical accounting policies include the following:

Revenue recognition

Revenue is recognized when 1) there is persuasive evidence of an arrangement, 2) the fee is fixed and determinable, 3) services have been rendered and payment has been contractually earned, and 4) collectability is reasonably assured. Revenues from membership subscriptions are recognized ratably over the term of the related subscription, which generally is 12 months. Membership fees generally are billable, and revenue recognition begins when a member agrees to the terms of the membership and fees receivable and the related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. Certain membership fees are billed on an installment basis. Members generally may request a refund of their membership fees, which is provided on a pro-rata basis relative to the length of the remaining membership term, under our service guarantee.

Advertising and content-related revenues from Toolbox.com are recognized as the services are provided.

Allowance for uncollectible revenue

We record an allowance for uncollectible revenue, as a reduction in revenues, based upon management's analysis and estimates as to the collectability of membership fees receivable, which generally is not the result of a members' ability to pay. Revenues under membership agreements are generally recognized ratably over the membership period, typically 12 months. Accordingly, the allowance for uncollectible revenue is recorded against the amount of revenues that have been recognized under the contracts that are deemed uncollectible. Membership fees receivable that have not been recognized as revenues are recorded in deferred revenues. As part of our analysis, we examine our collections history, the age of the receivables in question, any specific member collection issues that we have identified, general market conditions, member concentrations, and current economic and industry trends. Membership fees receivable balances are not collateralized.

Income taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting basis and the tax basis of assets and liabilities. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of deferred tax assets is contingent upon the generation of future taxable income. A valuation allowance is provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized. We provided a valuation allowance of $7.5 million at December 31, 2010 for the estimated loss of Washington, D.C. tax credits, which resulted from our move to Virginia in 2008, and state deferred tax assets, consisting of state tax credits in Virginia.

In determining the provision for income taxes, we analyze various factors, including projections of our annual earnings, tax jurisdictions in which the earnings will be generated, and the impact of state, local, and foreign income taxes. We file income tax returns in U.S. federal, state, and foreign jurisdictions. With few exceptions, we are no longer subject to U.S. federal, state, and local tax examinations in major tax jurisdictions for periods prior to 2007.

Goodwill and intangible assets

As the result of acquisitions, we record any excess purchase price over the net tangible and identifiable intangible assets acquired as goodwill. A preliminary allocation of the purchase price to tangible and intangible net assets acquired is based upon a preliminary valuation, and our estimates and assumptions may be subject to change. Intangible assets consist primarily of technology and member relationships. Intangible assets are amortized on a straight-line basis over their estimated useful lives of 2 to 20 years.

We test our goodwill for impairment annually on October 1, or whenever events or changes in circumstances indicate impairment may have occurred, by comparing its fair value to its carrying value. We have concluded that our reporting units used to assess goodwill impairment are the same as our operating segments. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, and a variety of other circumstances. If we determine that impairment has occurred, we record a write-down of the carrying value and as an operating expense in the period the determination is made. Although we believe goodwill is appropriately stated in our consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

The determination of the fair value of individual reporting units is based upon the average of an income approach (discounted cash flow method) and a market approach (guideline company method). These models require us to make various judgmental estimates and assumptions about sales, operating margins, growth rates, discount factors, and valuation multiples. Our discounted cash flow model is prepared by forecasting anticipated cash flows over an initial five year period plus a terminal value discounted to their present value using an appropriate rate of return. The guideline company method is prepared by applying revenue and EBITDA multiples of certain publicly traded companies to the reporting unit financial results. Our estimates are based upon our historical experience, our current knowledge from our commercial relationships, and available external information about future trends.

In 2010, we concluded there were impairment indicators relating to our Toolbox.com reporting unit based on a combination of factors (including the current economic environment and the near term outlook for advertising related revenue). We completed an impairment test at September 1, 2010 and concluded that goodwill and intangible asset amounts were impaired. The total impairment loss recognized in 2010 was $12.6 million. This non-cash charge did not impact our liquidity position or cash flows.

Long-lived assets, including intangibles

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable. At December 31, 2010, we have not identified any instances where the carrying values of our long-lived assets were not recoverable.

Deferred incentive compensation

Direct incentive compensation paid to our employees related to the negotiation of new and renewal memberships is deferred and amortized over the term of the related memberships.

Operating leases

We have non-cancelable operating lease agreements for our offices with original lease periods expiring between 2011 and 2028. We are committed to pay a portion of the related operating expenses and real estate taxes under these lease agreements. Certain of these leases have escalating rent payment provisions. We recognize rent expense under operating leases on a straight-line basis over the non-cancelable term of the lease, including free-rent periods. Lease incentives, relating to allowances provided by landlords, are amortized over the term of the lease as a reduction of rent expense. We recognize sublease income on a straight-line basis over the term of the sublease, including free rent periods and escalations, as a reduction of rent expense. Costs associated with acquiring a subtenant, including broker commissions and tenant allowances, are amortized over the sublease term as a reduction of sublease income.

Share-based compensation

Share-based compensation expense is measured at the grant date of the share-based awards based on their fair value, and is recognized on a straight-line basis over the vesting periods, net of an estimated forfeiture rate. The grant date fair value of restricted stock units is measured by reducing the share price at that date by the present value of the dividends expected to be paid during the requisite vesting period. The grant date fair value of stock appreciation rights is calculated using a lattice valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of our stock and estimated forfeiture rates of the awards. Fair value and forfeiture rate estimates are based on assumptions we believe to be reasonable. Actual future results may differ from those estimates.

Results of Operations

We generate the majority of our revenues through memberships that provide access to our products and services, which are delivered through several channels. Memberships, which principally are annually renewable agreements, are primarily payable by members at the beginning of the contract term. Billings attributable to memberships for our products and services initially are recorded as deferred revenues and then generally are recognized on a ratable basis over the membership contract term, which typically is 12 months. Generally, a member may request a refund of its membership fee during the membership term under our service guarantee. Refunds are provided on a pro-rata basis relative to the remaining term of the membership.

Our operating costs and expenses consist of:

- Cost of services, which represents the costs associated with the production and delivery of our products and services, consisting of compensation, including share-based compensation, for research personnel, in-house faculty, and product advisors; the organization and delivery of membership meetings, seminars, and other events; ongoing product development costs; production of published materials, costs of developing and supporting our membership Web platform and digital delivery of products and services; and associated support services.
- Member relations and marketing, which represents the costs of acquiring new members and the costs of account management, consisting of compensation, including sales incentives and share-based compensation; travel and entertainment expenses; recruiting and training of personnel; sales and marketing materials; and associated support services, as well as the costs of maintaining our member relationship management software ("CRM").
- General and administrative, which represents the costs associated with the corporate and administrative functions, including human resources and recruiting, finance and accounting, legal, management information systems, facilities management, business development and other. Costs include compensation, including share-based compensation; third-party consulting and compliance expenses; and associated support services.
- Depreciation and amortization, consisting of depreciation of our property and equipment, including leasehold improvements, furniture, fixtures and equipment, capitalized software and Web site development costs and the amortization of intangible assets.

Years Ended December 31, 2010, 2009, and 2008

Contract Value

Contract Value increased 13.5% to $447.1 million at December 31, 2010 from $393.7 million at December 31, 2009 and decreased 19.2% in 2009 from $487.1 million at December 31, 2008.

In 2010, Contract Value increased $53.4 million due to: improved cross-sales to existing large corporate members, the acquisition of Iconoculture, and increased sales to middle market clients. The total number of member institutions increased 9.5% to 5,271 at December 31, 2010 from 4,812 at December 31, 2009. The total number of membership subscriptions increased 13.0% to 15,585 at December 31, 2010 from 13,790 at December 31, 2009. The average subscription price at December 31, 2010 increased 0.5% to $28,685 from $28,552 at December 31, 2009.

In 2009, the largest driver of the $93.4 million decrease in Contract Value was reduced memberships from some large company members, as evidenced by the decrease in the cross-sell ratio, decreased new bookings due to macro-economic conditions, and anticipated Contract Value losses of $29 million from programs that we retired or consolidated in 2009. The total number of member institutions decreased 5.9%, to 4,812 at December 31, 2009 from 5,114 at December 31, 2008. The total number of membership subscriptions decreased 12.4% to 13,790 at December 31, 2009 from 15,747 at December 31, 2008. The average subscription price at December 31, 2009 decreased 7.0% to $28,552 from $30,714 at December 31, 2008.

Revenues

Revenues decreased 0.9% to $438.9 million in 2010 from $442.9 million in 2009 and decreased 20.7% in 2009 from $558.4 million in 2008.

In 2010, revenues were affected by the recent macro-economic environment as represented by the decrease in Contract Value across 2009 and the first quarter of 2010. The lower booking volume in 2009 and the resulting decrease in deferred revenues at December 31, 2009 resulted in lower revenues in 2010. The acquisition of Iconoculture in the second quarter of 2010 accounted for approximately 2% of our total 2010 revenue. We also recognized a full year of revenue for Tower Group in 2010 versus only one quarter in 2009, accounting for approximately 3% of our total 2010 revenue.

In 2009, both lower deferred revenues from 2008 and lower bookings throughout 2009 contributed to the decrease in revenues. The decrease in bookings was due to the factors described in Contract Value above.

Costs and expenses

Declines in share-based compensation, facilities expense, additional costs from the businesses we acquired and the impact of changes in the exchange rates of the U.S. dollar to the British Pound all contributed to year-over-year variances in costs and expenses. These items are allocated to Cost of services, Member relations and marketing, and General and administrative expenses. We discuss these major components of costs and expenses on an aggregated basis below:

- Share-based compensation decreased $3.3 million from 2009 to 2010 and $1.8 million from 2008 to 2009. The decrease in 2010 was primarily a result of a decrease in the total fair value of awards granted in 2010 compared to awards granted in 2006 (which completed vesting in the first quarter of 2010). The decrease in 2009 was primarily a result of a decrease in the fair value of new share-based awards granted as a result of declines in the trading price of our common stock.

- Facilities expense decreased $5.2 million from 2009 to 2010 and $9.6 million from 2008 to 2009. The decrease in 2010 was primarily due to the impact of a sublease of a portion of our headquarters facility, which began in the third quarter of 2009. The decrease in 2009 was primarily due subleases of a portion of our headquarters and the consolidation of the Washington, D.C. office locations into our new headquarters in the first quarter of 2008. In 2008, we also recorded $6.0 million of moving-related costs, including $3.0 million associated with overlapping office leases in conjunction with the move to our new headquarters.

- In October 2009, we acquired 100% of the equity interests of Tower Group and in May 2010, we acquired 100% of the equity interests of Iconoculture. These two businesses increased our total costs and expenses by $15.0 million in 2010.

- Our expenses are also impacted by currency fluctuations, primarily in the value of the British Pound compared to the U.S. dollar. The value of the British Pound versus the U.S. dollar was approximately $0.02 lower, on average, across 2010 compared to 2009 and approximately $0.30 lower, on average, across 2009 compared to 2008. Costs incurred for foreign subsidiaries will fluctuate based upon changes in foreign currency rates in addition to other operational factors. We enter into cash flow hedges for our UK subsidiary to mitigate foreign currency risk, which offsets a portion of the impact foreign currency fluctuations have on costs and expenses.

Cost of services

Cost of services increased 6.0% to $155.8 million in 2010 from $147.0 million in 2009 and decreased 18.3% in 2009 from $180.0 million in 2008.

In 2010, the increase of $8.8 million was primarily due to a $6.2 million increase in variable compensation due to improved operating results and an increase of $5.8 million in third party consulting fees. Additionally, health benefits increased $0.9 million and travel and entertainment expenses increased $0.8 million. These increases were partially offset by decreases in share-based compensation of $2.7 million, allocated facilities costs of $1.7 million, and compensation and related costs, including salaries and payroll taxes, of $1.2 million. The decrease in compensation and related costs was primarily a result of reductions in headcount related to our restructuring plans, and were partially offset by increased headcount relating to the re-investments in our product research and delivery teams and the acquisitions of both Tower Group and Iconoculture.

In 2009, the decrease of $33.0 million was primarily due to a $21.0 million reduction in compensation and related costs, including salaries, payroll taxes, incentives, and share-based compensation expense. The primary cause of the decrease in compensation was headcount reductions related to the restructuring plans announced in 2008 and 2009. Additional decreases included member meeting costs of $6.5 million, travel and entertainment costs of $4.2 million, facilities expense of $4.1 million, and printing costs of $1.5 million. The decrease in Cost of services also benefited from strength of the U.S. dollar versus the British Pound as discussed above. These decreases were partially offset by a $3.6 million increase in deferred compensation expense and $2.1 million of expenses from Tower Group, primarily related to compensation related costs.

Member relations and marketing

Member relations and marketing decreased 1.7% to $123.9 million in 2010 from $126.0 million in 2009 and decreased 22.1% in 2009 from $161.7 million in 2008.

In 2010, the decrease of $2.1 million was primarily due to a $2.6 million decrease in allocated facilities costs. Additionally, compensation and related costs, including salaries and payroll taxes, decreased $1.5 million and third party consulting fees, related primarily to our CRM implemented in 2009, decreased $0.9 million. The primary cause of the decrease in compensation and related costs was headcount reductions related to the restructuring plans, partially offset by headcount increases related to the acquisitions of both Tower Group and Iconoculture. These decreases were partially offset by increases in incentives of $1.7 million, advertising costs of $1.0 million, and travel and entertainment expenses of $0.6 million.

In 2009, the decrease of $35.7 million was primarily due to a $26.4 million reduction in compensation and related costs, including salaries, payroll taxes, and incentives. The primary cause of the decrease in compensation was headcount reductions related to the restructuring plans announced in 2008 and 2009. Additional decreases included travel and entertainment expenses of $6.8 million and facilities expense of $4.3 million. The decrease in Member relations and marketing also benefited from strength of the U.S. dollar versus the British Pound as discussed above. These decreases were partially offset by a $2.6 million increase in external consulting fees related to our purchase and implementation of a new CRM and a $1.6 million increase in deferred compensation expense.

General and administrative

General and administrative increased 2.5% to $60.9 million in 2010 from $59.4 million in 2009 and decreased 21.9% in 2009 from $76.1 million in 2008.

In 2010, the increase of $1.5 million was primarily due to a $1.9 million increase in variable compensation. Additionally, employee placement fees increased $0.9 million, compensation and related costs, including salaries and payroll taxes, increased $0.5 million, and third party consulting fees and charitable contributions increased $0.5 million each. These increases were offset by a $1.3 million decrease in taxes, primarily related to state property tax and potential sales tax accruals, a $1.1 million benefit from an adjustment to the fair value estimate of the Iconoculture earnout liability, a decrease in allocated facilities costs of $0.8 million and a decrease in share-based compensation of $0.5 million.

In 2009, the decrease of $16.7 million was primarily due to a $5.7 million decrease in compensation and related costs, including salaries, payroll taxes and incentives; and a $4.7 million decrease in external consulting fees, primarily information technology related. The primary cause of the decrease in compensation was headcount reductions related to the restructuring plans announced in 2008 and 2009. The primary cause of the decrease in external consulting fees was costs incurred in 2008 relating to infrastructure investments related to the build out of our headquarters. Additional decreases included travel and entertainment expenses of $2.3 million, employee placement fees and signing bonuses of $2.3 million and facilities costs of $1.3 million. The decrease in General and administrative also benefited from strength of the U.S. dollar versus the British Pound as discussed above. These decreases were partially offset by a $1.7 million increase in deferred compensation expense.

Depreciation and amortization

Depreciation and amortization decreased 10.9% to $20.5 million in 2010 from $23.0 million in 2009 and increased 6.5% in 2009 from $21.6 million in 2008.

In 2010, the decrease of $2.5 million was primarily due to lower depreciation as a result of the completion of depreciable lives for assets purchased as part of the buildout of our headquarters and fixed assets and leasehold improvements disposed of in the second quarter of 2009 as part of our costs associated with exit activities. The decrease in depreciation was partially offset by a $0.3 million increase in amortization primarily due to the intangible assets of Iconoculture.

In 2009, the increase of $1.4 million was primarily due to the full year's effect of depreciating the 2008 capital expenditures, primarily relating to leasehold improvements for our headquarters placed into service in the first and second quarters of 2008. Amortization of intangible assets remained relatively unchanged from 2008 to 2009.

Impairment loss

In the third quarter of 2010, based on a combination of factors (including the economic environment and the near term outlook for advertising related revenues), we concluded that goodwill and intangible asset amounts previously recorded for our Toolbox.com reporting unit were impaired. The total impairment loss recognized in 2010 was $12.6 million.

In the fourth quarter of 2008, based on a combination of factors (including the economic environment and the near term outlook for advertising related revenues), we concluded that goodwill and intangible asset amounts previously recorded for the 2007 acquisition of Toolbox.com were impaired. The total impairment loss recognized in the fourth quarter of 2008 was $27.4 million.

Costs associated with exit activities

In June 2009, we ceased using and entered into a sublease agreement for a portion of our headquarters. In addition, we ceased using a portion of two other facilities, whereby we sublet a portion of one facility and are attempting to sublease a portion of the other facility. We incurred a total pre-tax charge of $11.5 million, substantially all of which was non-cash, primarily related to the impairment of leasehold improvements and furniture, fixtures and equipment at our headquarters.

These actions advanced our ongoing transition to an integrated account management model, which reduced the need for space in our headquarters and other existing facilities, because we are locating sales and service staff closer to members. In addition, these actions represented another step in our efforts to align operating expenses more closely with our outlook, in light of economic conditions, and to redirect resources to areas with a greater potential for future growth. We believe existing facilities will be adequate for our current needs and additional facilities are available for lease at advantageous terms to meet any future needs.

Restructuring costs

In October 2009, we acquired the stock of Tower Group. As part of our integration plans, we initiated a workforce reduction plan whereby approximately ten Tower Group employees were offered severance and related termination benefits. Restructuring costs associated with this action were $1.2 million.

In the second quarter of 2009, we committed to a separation plan (the "2009 Plan"), initially offering additional benefits for employees electing to voluntarily separate, for which approximately 155 employees submitted resignations effective beginning July 24, 2009. The 2009 Plan, which has concluded, is part of our continuing efforts to align expenses more closely with our outlook and to accelerate the placement of resources in areas that we believe have a greater potential for future growth. The 2009 Plan was not offered to executive officers, critical staff, and most sales staff. Pretax restructuring charges for the 2009 Plan were $7.8 million, most of which was associated with severance and related termination benefits. The annualized pretax savings associated with these restructuring activities were expected to be approximately $15 million.

In the fourth quarter of 2008, we committed to a plan of workforce reductions to restructure our business to align expenses more closely with our revenue outlook, in light of continued economic turmoil in the U.S. and global economy, and to redirect resources to areas that we believe have a greater potential for future growth. This restructuring included a reduction of approximately 15% of our workforce; a realignment of products and services, including consolidation or retirement of certain products, to focus on five corporate decision centers and industries we serve; and the implementation of a new, integrated approach to prospect and member account management. We recorded a pretax restructuring charge of $8.0 million for these actions in the fourth quarter of 2008 and $1.0 million in the first quarter of 2009, most of which was associated with severance and related termination benefits. The annualized pretax savings associated with these restructuring activities were expected to be approximately $31 million.

We do not expect to incur any significant additional costs under the plans.

Other income (expense), net

Other income (expense), net decreased in 2010 to income of $3.1 million from income of $6.2 million in 2009 and increased in 2009 from expense of $5.4 million in 2008.

In 2010, Other income (expense), net was primarily comprised of a $1.7 million increase in the fair value of deferred compensation plan assets and $1.5 million of interest income.

In 2009, Other income (expense), net was primarily comprised of $2.7 million related to an increase in deferred compensation plan assets, $1.8 million of interest income, a $1.1 million foreign currency re-measurement gain, and a $0.7 million gain on acquisition. The decrease in interest income was primarily due to lower investment returns for cash and cash equivalents in a lower interest rate environment and decreased levels of marketable securities.

In 2008, Other income (expense), net was comprised of interest income of $4.3 million, including a realized gain on the sale of marketable securities, offset by a $1.8 million write-down of a cost method investment, a $3.4 million foreign currency re-measurement loss, and $4.5 million related to a decrease in deferred compensation plan assets. The decrease in interest income, net was primarily due to decreased levels of cash and cash equivalents and marketable securities and lower investment returns in a lower interest rate environment.

Provision for income taxes

We recorded a Provision for income taxes of $28.0 million, $28.0 million and $33.3 million in 2010, 2009 and 2008, respectively. Changes in the effective tax rate from 2009 to 2010 and from 2008 to 2009 were primarily related to changes in unrealized currency translation gains/losses recognized for book purposes, permanently nondeductible expenses recognized for book purposes, and changes in the reserve for contingencies.

In 2010, our effective income tax rate was 41.0%, as opposed to the Federal statutory rate of 35%, primarily due to state income taxes and an increase in the reserve for contingencies.

In 2009, our effective income tax rate was 38.0%, as opposed to the Federal statutory rate of 35%, primarily due to the effects of unrealized currency translation gains recognized for book purposes, a reduced amount of permanently nondeductible expenses, state tax credits, and state income taxes.

In 2008, our effective income tax rate was 42.6%, as opposed to the Federal statutory rate of 35%, primarily due to the effects of unrealized currency translation losses recognized for book purposes, an increase in the state effective rate due to the move to Virginia, as well as an increase to the valuation allowance related to certain state deferred tax assets, and state income taxes.

Net deferred tax assets were $61.6 million and $46.9 million at December 31, 2010, and 2009, respectively. We will need to generate approximately $148.6 million of future taxable income to realize the net deferred tax assets at December 31, 2010.

Deferred tax assets related to most accrued expenses and deferred revenues are expected to reverse within one year. Deferred tax assets related to share based compensation are expected to reverse over five years. Deferred tax assets related to net operating loss carryforwards are expected to reverse over eleven years. Deferred tax assets related to goodwill, intangible assets and operating leases are expected to reverse over periods up to seventeen years.

Liquidity and Capital Resources

Cash flows generated from operating activities are our primary source of liquidity. In 2009, we worked aggressively to align our cost structure with a lower revenue profile by implementing a range of expense management activities, including the elimination of lower-performing programs, workforce reductions, discretionary expense controls, and real estate subleases. We had cash and cash equivalents and marketable securities of $123.5 million and $76.2 million at December 31, 2010 and 2009, respectively.

We believe that existing cash and cash equivalents and marketable securities balances and operating cash flows will be sufficient to support operations, capital expenditures, and the payment of dividends, as well as potential share repurchases during the next 12 months. Our future cash flows will depend on many factors, including our rate of Contract Value growth and selective investments to expand our brands and enhance technology. Also, we may make investments in, or acquisitions of, complementary businesses, which could also require us to seek additional financing.

In May 2010, we completed the acquisition of Iconoculture. We acquired 100% of the equity interests of Iconoculture for an initial cash payment of $16.2 million, less cash acquired totaling $7.2 million, plus a working capital adjustment of $4.0 million paid in July 2010. We also will be required to pay an additional $1.5 million on April 1, 2011, less any amounts that we are entitled to retain to reimburse us for any losses that are subject to indemnification by the sellers under the terms of the acquisition agreement. Additional consideration may be payable on April 1, 2011 if Iconoculture's financial performance for the year ended December 31, 2010 meets specified targets. The estimate of the fair value of this liability is $1.9 million at December 31, 2010. The acquisition date fair value of the total consideration of $24.2 million was preliminarily allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. We allocated $9.2 million to intangible assets with a weighted average amortization period of 4.5 years and $11.0 million to goodwill.

Cash flows from operating activities

Membership subscriptions, which principally are annually renewable agreements, generally are payable by members at the beginning of the contract term. Historically, the combination of revenue growth, profitable operations, and advance payments of membership subscriptions has resulted in net cash flows provided by operating activities. Net cash flows provided by operating activities were $85.1 million, $28.6 million, and $85.2 million in 2010, 2009, and 2008, respectively.

In 2010, the increase of $56.5 million in cash flows provided by operations was primarily due to higher sales bookings during the year (collection of cash before recognition of revenue) as evidenced by an increase of $22.4 million in deferred revenues in 2010, net of deferred revenue acquired, compared to a decrease of $47.5 million in 2009.

In 2009, the decrease of $56.6 million in cash flows provided by operations was primarily attributable to decreases in bookings late in 2008 and throughout 2009 when compared to prior periods. Membership fees receivable, net decreased $34.3 million at December 31, 2008 compared to December 31, 2007, which impacted cash collections in 2009.

We made income tax payments of $39.4 million, $32.7 million, and $55.2 million 2010, 2009, and 2008, respectively, and expect to continue making tax payments in future periods. We made payments under restructuring plans of $3.5 million, $12.4 million and $0.4 million in 2010, 2009 and 2008, respectively.

Cash flows from investing activities

Our cash management, acquisition, and capital expenditure strategies affect cash flows from investing activities. Net cash flows provided by investing activities were $0.1 million and $11.5 million in 2010 and 2009, respectively. In 2008, net cash flows used in investing activities were $16.3 million.

In 2010, we generated $22.4 million from maturities of marketable securities and used $8.3 million for capital expenditures, primarily on technology infrastructure and additional office space buildouts. Additionally, we used $13.0 million for the Iconoculture acquisition, which includes an initial payment of $9.0 million, net of cash acquired, and a working capital payment of $4.0 million. An additional $1.0 million was utilized for an equity method investment.

In 2009, we generated $14.4 million from maturities of marketable securities and $5.2 million from the acquisition of businesses. We used $7.1 million for capital expenditures, primarily on technology infrastructure, and $1.0 million for a cost method investment.

In October 2009, we acquired 100% of the equity interests of Tower Group to supplement our existing financial services products. As part of the acquisition, we agreed to assume certain obligations that might otherwise have been resolved prior to consummating the transaction. In return, the seller agreed to leave assets on the balance sheet to settle those obligations.

In 2008, we used $42.5 million in investing activities for capital expenditures, including furniture, fixtures and equipment and leasehold improvements primarily related to the build-out of our headquarters. The build-out was complete at December 31, 2008. In addition, we acquired two companies totaling $10.0 million, net of cash acquired. These activities were offset by $36.5 million of net proceeds from maturities and sales of marketable securities.

In October and December 2008, we acquired 100% of the equity interests of two companies that supplement our existing product offerings in two corporate decision centers by providing access to proprietary data assets. The total purchase price for both acquisitions was $10.0 million, net of cash acquired, which was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. We allocated $5.6 million to intangible assets with a weighted average amortization period of eight years and $6.7 million was allocated to goodwill. The purchase price for one of the acquisitions may be increased if certain performance targets are met in each of the three annual periods ending December 31, 2009, 2010 and 2011. We currently do not expect to pay any additional purchase price based on the achievement of these performance targets.

We estimate that capital expenditures to support our infrastructure will range from $8.0 to $10.0 million in 2011.

Cash flows from financing activities

Net cash flows used in financing activities were $14.5 million, $24.6 million, and $100.3 million in 2010, 2009, and 2008, respectively.

In 2010, the $10.1 million decrease in cash flows used in financing activities was primarily the result of the decrease in our quarterly dividend in the second quarter of 2009. Our quarterly dividend was $0.44 in the first quarter of 2009 and

$0.10 in the second, third, and fourth quarters of 2009. We raised our dividend per share to $0.11 in the first quarter of 2010. Additionally, we repurchased $1.2 million of our shares in 2010 compared to $0.1 million in 2009. These repurchases were the result of employees using common stock received from the exercise of share-based awards to satisfy the statutory minimum federal and state withholding requirements generated from the exercise of such awards.

In 2009, dividend payments were $25.2 million and we repurchased approximately five thousand shares of our common stock for $0.1 million. The quarterly dividend was decreased from $0.44 to $0.10 per share in the second quarter of 2009 and increased to $0.11 per share in the first quarter of 2010. Proceeds from the issuance of common stock under the employee stock purchase plan were $0.7 million.

In 2008, dividend payments were $59.9 million and we repurchased 1.0 million shares of our common stock at a total cost of $41.8 million. Proceeds from the issuance of common stock under the employee stock purchase plan were $1.4 million. In addition, we received $0.1 million from the exercise of common stock options.

At December 31, 2010, we had outstanding letters of credit totaling $6.4 million for security deposits related to certain office leases. The letters of credit expire at various times from January 2011 through September 2011, but will automatically extend for another year from their expiration dates. To date, no amounts have been drawn on these agreements.

In February 2011, our Board of Directors declared a quarterly dividend of $0.15 per share for the first quarter of 2011.

Contractual obligations

The following table summarizes our known contractual obligations at December 31, 2010 and the effect such obligations are expected to have on our liquidity and cash flows in future periods:

Payments Due by Period (In Thousands) at December 31, 2010

	Total	YE 2011	YE 2012	YE 2013	YE 2014	YE 2015	Thereafter
Operating lease obligations	$ 601,294	$ 35,069	$ 35,385	35,402	$ 35,118	$ 35,493	$ 424,827
Deferred compensation liability	19,466	2,013	1,783	1,254	595	414	13,407
Purchase commitments	6,688	4,914	1,673	101	—	—	—
Total	$ 627,448	$ 41,996	$ 38,841	$ 36,757	$ 35,713	$ 35,907	$ 438,234

Sublease Receipts by Period (In Thousands) at December 31, 2010

	Total	YE 2011	YE 2012	YE 2013	YE 2014	YE 2015	Thereafter
Subleases receipts	$ 279,559	$ 9,932	$ 13,883	$ 14,238	$ 13,382	$ 14,954	$ 213,170

Operating lease obligations include scheduled rent increases for our headquarters of 1.85% per year through 2017, and 2% per year thereafter. Purchase commitments primarily relate to information technology and infrastructure contracts.

Not included in the table above are unrecognized tax benefits of $2.6 million.

Off-balance sheet arrangements

At December 31, 2010, we had no off-balance sheet financing or other arrangements with unconsolidated entities or financial partnerships (such as entities often referred to as structured finance or special purpose entities) established for purposes of facilitating off-balance sheet financing or other debt arrangements or for other contractually narrow or limited purposes.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to interest rate and foreign currency exchange rate risks that could impact our financial position and results of operations.

Interest rate risk

We are exposed to interest rate risk primarily through our portfolio of cash and cash equivalents and marketable securities, which is designed for safety of principal and liquidity. Cash and cash equivalents are primarily comprised of cash held in demand deposit accounts at various financial institutions. Marketable securities consist primarily of Washington, D.C. tax exempt bonds. We perform periodic evaluations of the relative credit ratings related to cash and cash equivalents and marketable securities. This portfolio is subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates. We currently do not use derivative financial instruments to adjust our portfolio risk or income profile. A hypothetical 10% adverse movement in interest rates would not have a material impact on our results of operations or cash flows.

The following table provides the principal (notional) amount by expected maturity of our available-for-sale marketable securities at December 31, 2010 (dollars in thousands):

	2011	2012	2013	Thereafter	Total	Fair Value 12/31/10
Marketable securities	$ 9,845	$ 3,700	$ 6,425	—	$ 19,970	$ 20,964
Average effective interest rate	4.24%	4.25%	4.59%	—		

Foreign currency risk

Our international operations subject us to risks related to currency exchange fluctuations. Prices for our products are denominated primarily in U.S. dollars, even when sold to members that are located outside the United States. Many of the costs associated with our operations located outside the United States are denominated in local currencies. As a consequence, increases in local currencies against the U.S. dollar in countries where we have foreign operations would result in higher operating costs and, potentially, reduced earnings. We use forward contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with our cost reimbursement agreement with our UK subsidiary. A forward contract obligates us to exchange a predetermined amount of U.S. dollars to make an equivalent British Pound payment equal to the value of such exchange. The maximum length of time over which we hedge our exposure to the variability in future cash flows is 12 months.

The functional currency of substantially all of our wholly owned foreign subsidiaries is the U.S. dollar. For these foreign subsidiaries, monetary balance sheet and related income statement accounts, representing claims receivable or payable in a fixed number of foreign currency units regardless of changes in exchange rates, are re-measured at the current exchange rate with exchange gains and losses recorded in income. Nonmonetary balance sheet items and related income statement accounts, which do not result in a fixed future cash inflow or outflow of foreign currency units, are re-measured at their historical exchange rates. In 2010 and 2009, we recorded foreign currency translation gains totaling $0.1 million and $1.1 million, respectively, which are included in Other income (expense), net in the consolidated statements of income. A hypothetical 10% adverse movement in British Pounds would result in additional expense of approximately $4 million.

FORWARD-LOOKING STATEMENTS

This Annual Report, including information incorporated into this document by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. All such forward-looking statements are based on management's beliefs, current expectations and information currently available to management. These statements are contained throughout this Annual Report, including under the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Forward-looking statements frequently contain words such as "believes," "expects," "anticipates," "intends," "plans," "will," "estimates," "forecasts," "projects" and other words of similar meaning. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts, financial results or financial condition. Forward-looking statements include information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position, and potential growth opportunities.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those set forth in the forward-looking statements. One must carefully consider any such statement and should understand that many factors could cause actual results to differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those indicated by forward-looking statements include, among others, those discussed in this Annual Report under "Critical Accounting Policies" and elsewhere in "Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional uncertainties that could affect future results include general economic conditions and future financial performance of members and industries. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. All forward-looking statements contained in this Annual Report are qualified by these cautionary statements and are made only as of the date this Annual Report is filed. We undertake no obligation, other than as required by law, to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Amounts)

	December 31, 2010	December 31, 2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 102,498	$ 31,760
Marketable securities	10,114	18,666
Membership fees receivable, net	141,322	125,716
Deferred income taxes, net	18,727	7,989
Deferred incentive compensation	15,710	9,721
Prepaid expenses and other current assets	10,388	9,584
Total current assets	298,759	203,436
Deferred income taxes, net	43,524	39,744
Marketable securities	10,850	25,784
Property and equipment, net	83,140	89,462
Goodwill	29,266	27,129
Intangible assets, net	13,828	12,246
Other noncurrent assets	30,782	25,394
Total assets	$ 510,149	$ 423,195
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 52,439	$ 48,764
Accrued incentive compensation	40,719	27,975
Deferred revenues	251,200	222,053
Total current liabilities	344,358	298,792
Deferred tax liabilities	679	867
Other liabilities	82,296	73,259
Total liabilities	427,333	372,918
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Common stock, par value $0.01; 100,000,000 shares authorized; 43,533,802 and 43,313,597 shares issued and 34,322,055 and 34,147,008 shares outstanding at December 31, 2010 and 2009, respectively	435	433
Additional paid-in-capital	409,558	401,629
Retained earnings	300,030	274,718
Accumulated elements of other comprehensive income	1,714	1,181
Treasury stock, at cost, 9,211,747 and 9,166,589 shares at December 31, 2010 and 2009, respectively	(628,921)	(627,684)
Total stockholders' equity	82,816	50,277
Total liabilities and stockholders' equity	$ 510,149	$ 423,195

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Per-Share Amounts)

	Year Ended December 31,		
	2010	2009	2008
REVENUES	$ 438,907	$ 442,906	$ 558,352
COSTS AND EXPENSES			
Cost of services	155,769	147,019	179,950
Member relations and marketing	123,890	126,023	161,670
General and administrative	60,871	59,415	76,120
Depreciation and amortization	20,462	22,991	21,631
Impairment loss	12,645	—	27,449
Costs associated with exit activities	—	11,518	—
Restructuring costs	—	8,568	8,006
Total costs and expenses	373,637	375,534	474,826
INCOME FROM OPERATIONS	65,270	67,372	83,526
Other income (expense), net	3,140	6,246	(5,438)
INCOME BEFORE PROVISION FOR INCOME TAXES	68,410	73,618	78,088
Provision for income taxes	28,047	27,989	33,291
NET INCOME	$ 40,363	$ 45,629	$ 44,797
EARNINGS PER SHARE			
Basic	$ 1.18	$ 1.34	$ 1.31
Diluted	$ 1.17	$ 1.33	$ 1.30
DIVIDENDS PER SHARE	$ 0.44	$ 0.74	$ 1.76
WEIGHTED AVERAGE SHARES OUTSTANDING			
Basic	34,256	34,111	34,205
Diluted	34,553	34,293	34,329

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 40,363	$ 45,629	$ 44,797
Adjustments to reconcile net income to net cash flows provided by operating activities:			
Deferred income taxes	(11,628)	(255)	(22,064)
Amortization of marketable securities premiums (discounts), net	357	691	695
Share-based compensation	7,490	10,751	12,525
Excess tax benefits from share-based compensation arrangements	(942)	—	—
Depreciation and amortization	20,462	22,991	21,631
Impairment loss	12,645	—	27,449
Costs associated with exit activities	—	11,518	—
Gain on acquisition	—	(680)	—
Changes in operating assets and liabilities:			
Membership fees receivable, net	(13,231)	3,622	36,112
Deferred incentive compensation	(5,989)	2,900	2,923
Prepaid expenses and other current assets	(446)	(91)	2,283
Other noncurrent assets	(5,387)	(9,525)	6,375
Accounts payable and accrued liabilities	(2,792)	(18,533)	11,053
Accrued incentive compensation	12,744	2,387	(6,210)
Deferred revenues	22,413	(47,512)	(60,548)
Other liabilities	9,036	4,681	8,211
Net cash flows provided by operating activities	85,095	28,574	85,232
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of property and equipment	(8,322)	(7,052)	(42,483)
Cost-method investment	—	(1,000)	(386)
Acquisition of businesses, net of cash acquired	(13,957)	5,173	(10,005)
Purchases of marketable securities	—	—	(12,489)
Sales and maturities of marketable securities	22,381	14,409	49,024
Net cash flows provided by (used in) investing activities	102	11,530	(16,339)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from the exercise of common stock options	436	—	100
Proceeds from issuance of common stock under the employee stock purchase plan	451	725	1,419
Excess tax benefits from share-based compensation arrangements	942	—	—
Purchase of treasury shares	(1,237)	(87)	(41,842)
Payment of dividends	(15,051)	(25,196)	(59,941)
Net cash flows used in financing activities	(14,459)	(24,558)	(100,264)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	70,738	15,546	(31,371)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	31,760	16,214	47,585
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 102,498	$ 31,760	$ 16,214

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2008, 2009, and 2010 (In Thousands, Except Share Amounts)

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Accumulated Elements of Other Comprehensive Income (Loss)	Treasury Stock	Total	Annual Comprehensive Income
	Shares	Amount						
Balance at December 31, 2007	34,993,581	$ 431	$ 383,636	$ 269,429	$ (194)	$ (585,755)	$ 67,547	$ 80,833
Issuance of common stock upon the exercise of common stock options and release of restricted stock units	46,125	1	100	—	—	—	101	—
Issuance of common stock under the employee stock purchase plan	39,730	—	1,419	—	—	—	1,419	—
Share-based compensation	—	—	12,525	—	—	—	12,525	—
Tax effect of share-based compensation	—	—	(2,246)	—	—	—	(2,246)	—
Purchase of treasury shares	(1,035,684)	—	—	—	—	(41,842)	(41,842)	—
Change in unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	208	—	208	208
Foreign currency hedge	—	—	—	—	(333)	—	(333)	(333)
Cumulative translation adjustment	—	—	—	—	374	—	374	374
Payment of dividends	—	—	—	(59,941)	—	—	(59,941)	—
Net income	—	—	—	44,797	—	—	44,797	44,797
Balance at December 31, 2008	34,043,752	$ 432	$ 395,434	$ 254,285	$ 55	$ (627,597)	$ 22,609	$ 45,046
Issuance of common stock upon the exercise of common stock options and release of restricted stock units	59,782	—	—	—	—	—	—	—
Issuance of common stock under the employee stock purchase plan	48,448	1	724	—	—	—	725	—
Share-based compensation	—	—	10,751	—	—	—	10,751	—
Tax effect of share-based compensation	—	—	(5,280)	—	—	—	(5,280)	—
Purchase of treasury shares	(4,974)	—	—	—	—	(87)	(87)	—
Change in unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	(195)	—	(195)	(195)
Foreign currency hedge	—	—	—	—	1,341	—	1,341	1,341
Cumulative translation adjustment	—	—	—	—	(20)	—	(20)	(20)
Payment of dividends	—	—	—	(25,196)	—	—	(25,196)	—
Net income	—	—	—	45,629	—	—	45,629	45,629
Balance at December 31, 2009	34,147,008	$ 433	$ 401,629	$ 274,718	$ 1,181	$ (627,684)	$ 50,277	$ 46,755
Issuance of common stock upon the exercise of common stock options and release of restricted stock units	198,537	2	434	—	—	—	436	—
Issuance of common stock under the employee stock purchase plan	21,668	—	451	—	—	—	451	—
Share-based compensation	—	—	7,490	—	—	—	7,490	—
Tax effect of share-based compensation	—	—	(446)	—	—	—	(446)	—
Purchase of treasury shares	(45,158)	—	—	—	—	(1,237)	(1,237)	—
Change in unrealized gains on available-for-sale marketable securities, net of tax	—	—	—	—	(460)	—	(460)	(460)
Foreign currency hedge	—	—	—	—	109	—	109	109
Cumulative translation adjustment	—	—	—	—	884	—	884	884
Payment of dividends	—	—	—	(15,051)	—	—	(15,051)	—
Net income	—	—	—	40,363	—	—	40,363	40,363
Balance at December 31, 2010	34,322,055	$ 435	$ 409,558	$ 300,030	$ 1,714	$ (628,921)	$ 82,816	$ 40,896

See accompanying notes to consolidated financial statements.

THE CORPORATE EXECUTIVE BOARD COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of operations

The Corporate Executive Board Company (the "Company") provides essential information by analyzing and disseminating the most successful practices from its global network of members. The Company drives corporate performance through a network of executives and business professionals by providing actionable insights, analytical tools, and advisory support to quickly and confidently focus efforts on what executives and their teams need to know, and do, next. The Company provides its members with the authoritative and timely decision support they need to elevate company performance and excel in their careers. For an annual fee, members of each program and service have access to an integrated set of products and services, including best practices studies, executive education, customized analysis, proprietary databases and decision support tools. The Company also generates advertising and content-related revenues through its wholly-owned subsidiary, Toolbox.com, Inc. ("Toolbox.com").

Note 2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Use of estimates in preparation of financial statements

The Company's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). These accounting principles require the Company to make certain estimates, judgments and assumptions. The Company believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to the Company at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions may affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company's financial statements will be affected.

Foreign currency

The functional currency of substantially all of the Company's wholly owned foreign subsidiaries is the U.S. dollar. For these foreign subsidiaries, monetary balance sheet and related income statement accounts, representing claims receivable or payable in a fixed number of foreign currency units regardless of changes in exchange rates, are remeasured at the current exchange rate, with exchange gains and losses recorded in income. Nonmonetary balance sheet items and related income statement accounts, which do not result in a fixed future cash inflow or outflow of foreign currency units, are remeasured at their historical exchange rates. In 2010 and 2009, the Company recorded foreign currency translation gains totaling $0.1 million and $1.1 million, respectively, which are included in Other income (expense), net in the consolidated statements of income.

For one of the Company's wholly owned subsidiaries, the functional currency is the local currency. For this subsidiary, the translation of its foreign currency into U.S. dollars is performed for assets and liabilities using current foreign currency exchange rates in effect at the balance sheet date and for revenue and expense accounts using average foreign currency exchange rates during the period. Capital accounts are translated at historical foreign currency exchange rates. Translation gains and losses are included in stockholders' equity as a component of accumulated other comprehensive income (loss). Adjustments that arise from foreign currency exchange rate changes on transactions denominated in a currency other than the local currency are included in Other income (expense), net on the consolidated statements of income.

Cash and cash equivalents and marketable securities

The Company's cash and cash equivalents balance is primarily comprised of cash held in demand deposit accounts at various financial institutions. Investments with maturities of more than three months of purchase are classified as marketable securities. At December 31, 2010 the Company's marketable securities consisted primarily of Washington, D.C. tax exempt bonds. At December 31, 2009, the Company's marketable securities consisted primarily of U.S. Treasury notes and Washington, D.C. tax exempt bonds. The Company classifies its marketable securities as available-for-sale, which are carried at fair value based on quoted market prices. The net unrealized gains and losses on available-for-sale marketable securities are excluded from net income and are included within accumulated elements of comprehensive income (loss). The specific identification method is used to compute the realized gains and losses on the sale of marketable securities. The Company may elect not to hold these marketable securities to maturity and may elect to sell these securities at any time.

Allowance for uncollectible revenue

The Company records an allowance for uncollectible revenue, as a reduction in revenues, based upon management's analysis and estimates as to the collectability of membership fees receivable, which generally is not the result of a member's ability to pay. Revenues under membership agreements are generally recognized ratably over the membership period, typically 12 months. Accordingly, the allowance for uncollectible revenue is recorded against the amount of revenues that have been recognized under the contracts that are deemed uncollectible. Membership fees receivable that have not been recognized as revenues are recorded in deferred revenues. As part of its analysis, the Company examines its collections history, the age of the receivables in question, any specific member collection issues that it has identified, general market conditions, member concentrations, and current economic and industry trends. Membership fees receivable balances are not collateralized.

Property and equipment

Property and equipment consists of furniture, fixtures and equipment, leasehold improvements, capitalized computer software, and Web site development costs. Property and equipment are stated at cost, less accumulated depreciation expense. Furniture, fixtures, and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Leasehold improvements are depreciated using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Capitalized software and Web site development costs are depreciated using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Maintenance and repairs are charged to expense as incurred.

Goodwill

As the result of acquisitions, the Company records any excess purchase price over the net tangible and identifiable intangible assets acquired as goodwill. The Company tests goodwill for impairment annually on October 1, or whenever events or changes in circumstances indicate impairment may have occurred, by comparing its fair value to its carrying value. The Company has concluded that its reporting units used to assess goodwill impairment are the same as its operating segments. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, and a variety of other circumstances. If it is determined that impairment has occurred, the Company records a write-down of the carrying value and charges the impairment as an operating expense in the period the determination is made. Although the Company believes goodwill is appropriately stated in its consolidated financial statements, changes in strategy or market conditions could significantly impact these judgments and require an adjustment to the recorded balance.

The determination of the fair value of individual reporting units is based upon the average of an income approach (discounted cash flow method) and a market approach (guideline company method and transaction method). These models require the Company to make various judgmental estimates and assumptions about sales, operating margins, growth rates, discount factors, and valuation multiples.

In 2010 and 2008, the Company concluded there were impairment indicators relating to its Toolbox.com reporting unit and recognized an impairment loss in each of these years (see Note 9).

Intangible assets, net

Intangible assets, net consists primarily of technology and customer relationships. These assets are amortized on a straight-line basis over their estimated useful lives of 2 to 20 years. The gross carrying amount of intangible assets was $34.4 million and $26.9 million and accumulated amortization was $20.6 million and $14.7 million at December 31, 2010 and 2009, respectively. Amortization expense was $5.9 million, $5.7 million, and $5.8 million in 2010, 2009, and 2008, respectively. In 2010 and 2008, the Company recorded an impairment loss for intangible assets of $3.1 million and $4.5 million, respectively (see Note 9). The estimated aggregate amortization expense for each of the succeeding five years ended 2011 through 2015 is $3.8 million, $3.5 million, $2.6 million, $1.9 million, and $0.7 million, respectively.

Recovery of long-lived assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The test for recoverability is made using an estimate of the undiscounted expected future cash flows and, if required, the impairment loss is measured as the amount that the carrying value of the asset exceeds the asset's fair value if the asset is not recoverable.

In 2009, the Company incurred costs associated with exit activities and recorded a charge of $11.5 million primarily related to the impairment of leasehold improvements and furniture, fixtures, and equipment at its Arlington, Virginia, headquarters.

Fair value of financial instruments

The Company's financial instruments consist primarily of cash and cash equivalents, marketable securities, membership fees receivable, investments in variable insurance products for the Company's deferred compensation plan, forward currency contracts, and accounts payable. The carrying value of the Company's financial instruments approximates their fair value. The fair value of the Company's financial instruments approximates their carrying value. In 2008, the Company recorded a $1.8 million other than temporary impairment loss for a cost method investment.

Revenue recognition

Revenue is recognized when 1) there is persuasive evidence of an arrangement, 2) the fee is fixed and determinable, 3) services have been rendered and payment has been contractually earned, and 4) collectability is reasonably assured. Revenues from membership subscriptions are recognized ratably over the term of the related subscription, which generally is 12 months. Membership fees generally are billable, and revenue recognition begins, when a member agrees to the terms of the membership and fees receivable and the related deferred revenue are recorded upon the commencement of the agreement or collection of fees, if earlier. Certain membership fees are billed on an installment basis. Members generally may request a refund of their membership fees, which is provided on a pro-rata basis relative to the length of the remaining membership term, under a service guarantee.

Advertising and content related revenues from Toolbox.com are recognized as the services are provided.

Deferred incentive compensation

Direct incentive compensation paid to the Company's employees related to the negotiation of new and renewal memberships is deferred and amortized over the term of the related memberships.

Operating leases

The Company recognizes rent expense under operating leases on a straight-line basis over the non-cancelable term of the lease, including free-rent periods. Lease incentives, relating to allowances provided by landlords, are amortized over the term of the lease as a reduction of rent expense. The Company recognizes sublease income on a straight-line basis over the term of the sublease, including free-rent periods and escalations, as a reduction of rent expense. Costs associated with acquiring a subtenant, including broker commissions and tenant allowances, are amortized over the sublease term as a reduction of sublease income.

Share-based compensation

The Company has several share-based compensation plans. These plans provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units, and incentive bonuses to employees and nonemployee members of the Board of Directors. Share-based compensation cost is measured at the grant date of the share-based awards based on their fair values, and is recognized on a straight-line basis as expense over the vesting periods of the awards, net of an estimated forfeiture rate.

The grant date fair value of restricted stock units is measured by reducing the share price at that date by the present value of the dividends expected to be paid during the requisite vesting period. The grant date fair value of stock appreciation rights is calculated using a lattice valuation model. Determining the fair value of share-based awards is judgmental in nature and involves the use of significant estimates and assumptions, including the term of the share-based awards, risk-free interest rates over the vesting period, expected dividend rates, the price volatility of the Company's stock, and estimated forfeiture rates of the awards. Fair value and forfeiture rate estimates are based on assumptions the Company believes to be reasonable. Actual future results may differ from those estimates.

Advertising expense

The costs of designing and preparing advertising material are recognized throughout the production process. Communication costs, including magazine and newspaper space, radio time, and distribution, are recognized when the communication takes place. Advertising expense in 2010 and 2009 was $1.9 million and $0.9 million, respectively.

Income taxes

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting basis and the tax basis of assets and liabilities. These deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when such amounts are expected to reverse or be utilized. The realization of deferred tax assets is contingent upon the generation of future taxable income. A valuation allowance is provided to reduce such deferred tax assets to amounts more likely than not to be ultimately realized.

Concentration of credit risk and sources of revenues

Financial instruments, which potentially expose the Company to concentration of credit risk, consist primarily of membership fees receivable, cash and cash equivalents, and marketable securities. Concentration of credit risk with respect to membership fees receivable is limited due to the large number of members and their dispersion across many different industries and countries worldwide. However, the Company may be exposed to a declining membership base in periods of unforeseen market downturns, severe competition, or international developments. The Company performs periodic evaluations of the membership base and related membership fees receivable and establishes allowances for potential credit losses.

The Company's international operations subject it to risks related to currency exchange fluctuations. Prices for the Company's products and services are primarily denominated in U.S. dollars, even when sold to members that are located outside the United States. Many of the costs associated with the Company's operations located outside the United States are denominated in local currencies. The Company uses forward contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with its cost reimbursement agreement with its UK subsidiary. A forward contract obligates the Company to exchange a predetermined amount of U.S. dollars to make an equivalent British Pound payment equal to the value of such exchange. The maximum length of time over which the Company hedges its exposure to the variability in future cash flows is 12 months.

The Company maintains a portfolio of cash and cash equivalents and marketable securities, which is designed for safety of principal and liquidity. The Company performs periodic evaluations of the relative credit ratings related to cash and cash equivalents and marketable securities.

Accumulated elements of other comprehensive income

Accumulated elements of other comprehensive income included within stockholders' equity consist of the following (in thousands):

	December 31,	
	2010	2009
Unrealized gains, net of tax, for available-for-sale marketable securities	$ 416	$ 876
Unrealized gains (losses), net of tax, for forward currency exchange contracts	60	(49)
Cumulative translation adjustment	1,238	354
Accumulated elements of other comprehensive income	$ 1,714	$ 1,181

Earnings per share

Basic earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the number of weighted average common shares outstanding during the period increased by the dilutive effect of potential common shares outstanding during the period. The number of potential common shares outstanding has been determined in accordance with the treasury stock method to the extent they are dilutive. Common share equivalents consist of common shares issuable upon the exercise of outstanding share-based compensation awards. A reconciliation of basic to diluted weighted average common shares outstanding is as follows (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Basic weighted average shares outstanding	34,256	34,111	34,205
Effect of dilutive shares outstanding	297	182	124
Diluted weighted average shares outstanding	34,553	34,293	34,329

In 2010, 2009, and 2008, 2.45 million, 3.15 million, and 3.46 million shares, respectively, related to share-based compensation awards have been excluded from the calculation of the effect of dilutive shares outstanding shown above because their impact would be anti-dilutive.

Note 3. Recent accounting pronouncements

Recently adopted

In January 2010, the Financial Accounting Standards Board ("FASB") issued new guidance requiring additional disclosures for significant transfers between Level 1 and 2 fair value measurements and clarifications to existing fair value disclosures related to the level of disaggregation, inputs, and valuation techniques. The adoption of this new accounting guidance in 2010 did not have a material impact on the consolidated financial statements.

Not yet adopted

In January 2010, the FASB issued new accounting guidance to require additional disclosures about purchases, sales, issuances, and settlements in the rollforward of Level 3 fair value measurements. This new accounting guidance will be effective on January 1, 2011. The Company does not expect the adoption of this new accounting guidance to have a material impact on its consolidated financial statements.

In October 2009, the FASB issued new guidance for revenue recognition with multiple deliverables that is effective for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. This new accounting guidance will be effective on January 1, 2011 and it eliminates the residual method under the current guidance and replaces it with the "relative selling price" method when allocating revenue in a multiple deliverable arrangement. The selling price for each deliverable shall be determined using vendor specific objective evidence of selling price, if it exists, otherwise third-party evidence of selling price shall be used. If neither exists for a deliverable, the vendor shall use its best estimate of the selling price for that deliverable. After adoption, this guidance will also require expanded qualitative and quantitative disclosures. The Company's memberships are sold with multiple elements with the majority of all service offerings being consistently available throughout the membership period. The Company currently expects that approximately 5% to 10% of 2011 sales will not be recognized ratably across the membership periods, rather it will be recognized upon delivery of services, or related deliverables, or upon completion of the membership period, both of which may be subsequent to 2011.

Note 4. Acquisitions

2010 Acquisition

In May 2010, the Company completed the acquisition of Iconoculture, Inc., a Minnesota corporation ("Iconoculture"). Iconoculture provides comprehensive consumer insights and effective strategic marketing advisory services and project support to an established customer base. The Company acquired 100% of the equity interests of Iconoculture for an initial cash payment of $16.2 million, less cash acquired totaling $7.2 million, plus a working capital adjustment of $4.0 million paid in July 2010. The Company also will be required to pay an additional $1.5 million on April 1, 2011, less any amounts that the Company is entitled to retain to reimburse it for any losses that are subject to indemnification by the sellers under the terms of the acquisition agreement. Additional consideration may be payable on April 1, 2011 if Iconoculture's financial performance for the year ended December 31, 2010 meets certain specified targets. The estimate of the fair value of this liability at the acquisition date was $3.0 million. In the fourth quarter of 2010, the Company changed its fair value estimate of the liability to $1.9 million and recorded the change in estimate as a reduction in General and administrative expense. The acquisition date fair value of the total consideration was $24.2 million and was preliminarily allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The Company allocated $9.2 million to intangible assets with a weighted average amortization period of 4.5 years and $11.0 million to goodwill.

2009 Acquisition

In October 2009, the Company acquired 100% of the equity interest of The Tower Group, Inc. ("Tower Group") to supplement its existing financial services products. As part of the acquisition, the Company agreed to assume certain obligations that might otherwise have been resolved prior to consummating the transaction. In return, the seller agreed to leave assets on the balance sheet to settle those obligations. As a result, the Company recorded a $0.7 million gain, which is included in Other income (expense), net.

2008 Acquisitions

In October and December 2008, the Company acquired 100% of the equity interests of two companies that supplement its existing product offerings. The total purchase price for both acquisitions was $10.0 million, net of cash acquired, which was allocated to the assets acquired, including intangible assets and liabilities assumed, based on their estimated fair values. The Company allocated $5.6 million to intangible assets with a weighted average amortization period of eight years and $6.7 million to goodwill. The purchase price for one of the acquisitions may be increased if certain performance targets are met during 2011.

Note 5. Fair value measurements

Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. There is a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The Company has segregated all assets and liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the table below (in thousands):

		Fair Value Measurements Using Fair Value Hierarchy		
	Fair Value as of December 31, 2010	Level 1	Level 2	Level 3
Financial Assets				
Cash and cash equivalents	$ 102,498	$ 102,498	$ —	$ —
Debt securities issued by the District of Columbia	20,964	20,964	—	—
Variable insurance products held in a Rabbi trust	14,905	—	14,905	—
Forward currency exchange contracts	232	—	232	—
Financial Liabilities				
Forward currency exchange contracts	$ 113	$ —	$ 113	$ —
Contingent consideration—Iconoculture	1,900	—	—	1,900

		Fair Value Measurements Using Fair Value Hierarchy		
	Fair Value as of December 31, 2009	Level 1	Level 2	Level 3
Financial Assets				
Cash and cash equivalents	$ 31,760	$ 31,760	$ —	$ —
Debt securities issued by the District of Columbia	31,859	31,859	—	
U.S. Treasury securities	12,591	12,591	—	—
Variable insurance products held in a Rabbi trust	13,612	—	13,612	—
Financial Liabilities				
Forward currency exchange contracts	$ 173	$ —	$ 173	$ —

The fair value of variable insurance products held in a Rabbi Trust are based on actuarial estimates derived from various observable market inputs. The fair value for foreign currency exchange contracts are based on bank quotations for similar instruments using models with market-based inputs.

The fair value estimate of the Iconoculture contingent consideration was $2.6 million at the date of acquisition. Changes in the fair value of the contingent consideration subsequent to the acquisition date, including changes arising from events that occurred after the acquisition date, such as changes in the Company's estimate of performance achievements and discount rates, are recognized in earnings in periods when the estimated fair value changes. The following table represents a reconciliation of the change in the liability:

	Contingent Consideration
Balance at December 31, 2009	$ —
Addition of Iconoculture contingent consideration	2,634
Accretion	366
Fair value change	(1,100)
Balance at December 31, 2010	$ 1,900

Certain assets, such as goodwill, intangible assets, and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (e.g., when there is impairment). The Company recorded fair value adjustments relating to the Iconoculture contingent consideration described above and the Toolbox.com impairment (see Note 9). All such fair value measurements are included in the Level 3 fair value hierarchy.

Note 6. Marketable securities

The aggregate fair value, amortized cost, gross unrealized gains and gross unrealized losses on available-for-sale marketable securities are as follows (in thousands):

	December 31, 2010			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
Washington, D.C., tax-exempt bonds	$ 20,964	$ 20,265	$ 699	$ —

	December 31, 2009			
	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses
U.S. Treasury notes	$ 12,591	$ 12,542	$ 49	$ —
Washington, D.C., tax-exempt bonds	31,859	30,462	1,397	—
	$ 44,450	$ 43,004	$ 1,446	$ —

The following table summarizes marketable securities maturities (in thousands):

	December 31, 2010	
	Fair Value	Amortized Cost
Less than one year	$ 10,114	$ 9,928
Matures in one to five years	10,850	10,337
Total marketable securities	$ 20,964	$ 20,265

Note 7. Membership fees receivable

Membership fees receivable consists of the following (in thousands):

	December 31, 2010	December 31, 2009
Billed	$ 106,784	$ 99,273
Unbilled	36,327	28,929
	143,111	128,202
Allowance for uncollectible revenue	(1,789)	(2,486)
Membership fees receivable, net	$ 141,322	$ 125,716

Note 8. Property and equipment

Property and equipment consists of the following (in thousands):

	December 31, 2010	December 31, 2009
Furniture, fixtures, and equipment	$ 47,592	$ 42,671
Leasehold improvements	77,924	77,120
Computer software and Web site development costs	24,916	20,289
	150,432	140,080
Accumulated depreciation	(67,292)	(50,618)
Property and equipment, net	$ 83,140	$ 89,462

Depreciation expense was $14.6 million, $17.3 million, and $15.8 million in 2010, 2009, and 2008, respectively.

Note 9. Goodwill and intangible assets

The changes in the carrying amount of goodwill are as follows (in thousands):

	December 31, 2010	December 31, 2009
Beginning of year	$ 27,129	$ 26,392
Goodwill acquired	11,453	628
Foreign currency translation adjustment	205	109
Impairment loss	(9,521)	—
End of year	$ 29,266	$ 27,129

In the third quarter of 2010, the Company concluded there were impairment indicators relating to its Toolbox.com reporting unit based on a combination of factors (including the current economic environment and the near term outlook for advertising related revenue). The Company completed an impairment test at September 1, 2010 and concluded that goodwill and intangible asset amounts were impaired. The total pre-tax impairment loss recognized in 2010 was $12.6 million ($9.5 million related to goodwill and $3.1 million related to intangible assets).

The Company utilized the income approach (discounted cash flow method) and the market approach (guideline company method and the transaction method) in the determination of the fair value. Significant assumptions included: expected revenue growth rates, reporting unit profit margins, and working capital levels; a discount rate of 19%; and a terminal value based upon long-term growth assumptions. The expected future revenue growth rates and profit margins were determined after taking into consideration historical revenue growth rates and profit margins, the Company's assessment of future market potential, and the Company's expectations of future business performance.

In the fourth quarter of 2008, based on a combination of factors (including the economic environment and the near term outlook for advertising related revenues), the Company concluded that goodwill and intangible asset amounts previously recorded for the 2007 acquisition of Toolbox.com were impaired. We utilized the income approach (discounted cash flow method) and the market approach (guideline company method and the transaction method) in the determination of the fair value of Toolbox.com. The total impairment loss recognized in the fourth quarter of 2008 was $27.4 million ($22.9 million related to goodwill and $4.5 million related to intangible assets).

Note 10. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities consists of the following (in thousands):

	December 31,	
	2010	2009
Accounts payable	$ 6,115	$ 7,411
Advanced membership payments received	16,149	10,995
Other accrued liabilities	30,175	30,358
Accounts payable and accrued liabilities	$ 52,439	$ 48,764

Note 11. Other liabilities

Other liabilities consist of the following (in thousands):

	December 31,	
	2010	2009
Deferred compensation	$ 11,215	$ 9,890
Lease incentives	31,619	33,588
Deferred rent benefit—long term	23,079	19,459
Other	16,383	10,322
Total other liabilities	$ 82,296	$ 73,259

Note 12. Derivative instruments and hedging

The Company's international operations are subject to risks related to currency exchange fluctuations. Prices for the Company's products and services are denominated primarily in U.S. dollars, including products and services sold to members that are located outside the United States. Many of the costs associated with the Company's operations located outside the United States are denominated in local currencies. As a consequence, increases in local currencies against the U.S. dollar in countries where the Company has foreign operations would result in higher effective operating costs and, potentially, reduced earnings. The Company uses forward contracts, designated as cash flow hedging instruments, to protect against foreign currency exchange rate risks inherent with its cost reimbursement agreements with its United Kingdom subsidiary. A forward contract obligates the Company to exchange a predetermined amount of U.S. dollars to make equivalent Pound Sterling ("GBP") payments equal to the value of such exchanges.

The Company formally documents all relationships between hedging instruments and hedged items as well as its risk-management objective and strategy for undertaking hedge transactions. The maximum length of time over which the Company is hedging its exposure to the variability in future cash flows is 12 months. The forward contracts are recognized on the consolidated balance sheets at fair value. Changes in the fair value measurements of the derivative instruments are reflected as adjustments to other comprehensive income ("OCI") and/or current earnings. The notional amount of outstanding forward contracts was $18.9 million at December 31, 2010.

The fair values of all derivative instruments, which are designated as hedging instruments, on the Company's consolidated balance sheets are as follows (in thousands):

Balance Sheet Location	December 31, 2010	December 31, 2009
Assets		
Prepaid expenses and other current assets	$ 232	$ —
Liability		
Accounts payable and accrued liabilities	$ 113	$ 173

The pre-tax effect of derivative instruments on the Company's consolidated statements of income is shown in the table below (in thousands):

Location of Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)
	Year Ended December 31, 2010		Year Ended December 31, 2010
Cost of services	$ 3	Forward currency contracts	$ 190
Member relations and marketing	4		
General and administrative	(11)		
Total	$ (4)		

Location of Loss Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Derivatives in Cash Flow Hedging Relationships	Amount of Gain (Loss) Recognized in OCI on Derivative (Effective Portion)
	Year Ended December 31, 2009		Year Ended December 31, 2009
Cost of services	$ (1,052)	Forward currency contracts	$ 168
Member relations and marketing	(780)		
General and administrative	(401)		
Total	$ (2,233)		

Note 13. Stockholders' equity and share-based compensation

Share-based compensation

Under share-based compensation plans, the Company may grant certain employees, directors and consultants options to purchase common stock, stock appreciation rights and restricted stock units. Options are rights to purchase common stock of the Company at the fair market value on the date of grant. Stock appreciation rights are equity settled share-based compensation arrangements whereby the number of shares of the Company's common stock that will ultimately be issued is based upon the appreciation of the Company's common stock and the number of awards granted to an individual. Restricted stock units are equity settled share-based compensation arrangements of a number of shares of the Company's common stock. Holders of options and stock appreciation rights do not participate in dividends until after the exercise of the award. Restricted stock unit holders do not participate in dividends nor do they have voting rights until the restrictions lapse.

Forfeitures are estimated at the time of grant and adjusted, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The forfeiture rate is based on historical experience. Share-based compensation expense is recognized on a straight-line basis, net of an estimated forfeiture rate, for only those shares expected to vest over the requisite service period of the award, which is generally the vesting term of four years. When estimating forfeitures, the Company considers voluntary termination behaviors as well as trends of actual forfeitures. In 2010, the Company decreased its estimated forfeiture rate to 14%. In 2009, the Company increased its estimated forfeiture rate from 14% to 16%.

The Company recognized total share-based compensation costs of $7.5 million, $10.8 million and $12.5 million in 2010, 2009, and 2008, respectively. These amounts are allocated to Cost of services, Member relations and marketing, and General and administrative expenses in the consolidated statements of income. The total income tax benefit for share-based compensation arrangements was $3.0 million, $4.3 million and $5.0 million in 2010, 2009, and 2008, respectively. At December 31, 2010, $14.7 million of total estimated unrecognized share-based compensation cost is expected to be recognized over a weighted-average period of approximately 2 years.

Equity incentive plans

The Company issues awards under the 2004 Stock Incentive Plan, as amended, (the "2004 Plan") and the Directors' Stock Option Plan, adopted in 1998 (the "Directors' Plan") (together "the Plans"). All regular employees, directors and consultants are eligible to receive equity awards. The Plans provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, deferred stock units and incentive bonuses. The 2004 Plan provides for the issuance of up to 6.3 million shares of common stock, plus any shares subject to outstanding awards under prior equity compensation plans up to an aggregate maximum of 9.4 million shares. The terms of the awards granted under the Plans, including vesting, forfeiture and post termination exercisability are set by the plan administrator, subject to certain restrictions. The contractual term of equity awards ranges from 4 to 10 years. The Company had 2.2 million shares available for issuance under the Plans at December 31, 2010.

Restricted stock units

The following table summarizes the changes in restricted stock units:

	2010		2009		2008	
	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant Date Fair Value
Nonvested, beginning of year	655,792	$ 15.17	133,196	$ 60.18	101,268	$ 84.03
Granted	403,310	25.76	665,059	10.72	70,235	36.37
Forfeited	(43,536)	13.08	(81,940)	19.42	(13,045)	68.56
Vested	(183,109)	20.09	(60,523)	59.60	(25,262)	85.26
Nonvested, end of year	832,457	$ 19.33	655,792	$ 15.17	133,196	$ 60.18

Stock appreciation rights

The following assumptions were used to value grants of stock appreciation rights:

	Year Ended December 31,		
	2010	2009	2008
Risk-free interest rate	4.30%	—	4.31%
Dividend yield	1.50%	—	3.86%
Expected life of option (in years)	4.8	—	5.1
Expected volatility (calculated historically)	42%	—	35%
Weighted-average fair value of share-based compensation awards granted	$ 11.05	$ —	$ 7.37

The following table summarizes the changes in stock appreciation rights:

	2010		2009		2008	
	Number of Stock Appreciation Rights	Weighted Average Exercise Price	Number of Stock Appreciation Rights	Weighted Average Exercise Price	Number of Stock Appreciation Rights	Weighted Average Exercise Price
Outstanding, beginning of year	1,351,698	$ 64.51	1,848,263	$ 66.16	1,293,319	$ 83.82
Granted	60,000	30.01	—	—	816,507	40.95
Forfeited	(122,625)	62.64	(496,565)	70.81	(261,563)	74.80
Exercised	—	—	—	—	—	—
Outstanding, end of year	1,289,073	$ 63.08	1,351,698	$ 64.51	1,848,263	$ 66.16
Vested or expected to vest, end of year	1,136,816	$ 64.71	1,089,856	$ 65.39	1,270,404	$ 69.22
Exercisable, end of year	860,271	$ 70.73	604,176	$ 74.04	383,237	$ 87.38

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock for those awards that have an exercise price currently below the closing price. The vested stock appreciation rights outstanding did not have any intrinsic value at December 31, 2010 and 2009.

The following table summarizes the characteristics of stock appreciation rights at December 31, 2010:

	Stock Appreciation Rights Outstanding			Stock Appreciation Rights Exercisable		
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years
$30.01–$45.74	589,506	$ 40.05	4.40	268,886	$ 41.19	4.08
66.60–76.00	435,552	73.35	3.31	327,370	73.36	3.31
97.56–97.56	264,015	97.56	2.19	264,015	97.56	2.19
$30.01–$97.56	1,289,073	$ 63.08	3.58	860,271	$ 70.73	3.21

Common stock options

The following table summarizes the changes in common stock options:

	2010		2009		2008	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	1,202,717	$ 53.03	1,803,027	$ 52.75	2,198,953	$ 53.28
Granted	—	—	—	—	—	—
Forfeited	(56,002)	55.83	(600,310)	52.19	(326,869)	61.14
Exercised	(23,850)	27.37	—	—	(69,057)	29.74
Outstanding, end of year	1,122,865	$ 53.44	1,202,717	$ 53.03	1,803,027	$ 52.75
Vested or expected to vest, end of year	1,122,865	$ 53.44	1,202,717	$ 53.03	1,701,917	$ 51.97
Exercisable, end of year	1,122,865	$ 53.44	1,202,717	$ 53.03	1,580,902	$ 50.89

At December 31, 2010, the Company had common stock options outstanding to purchase an aggregate of 201,375 shares with an exercise price below the quoted price of its stock, resulting in an aggregate intrinsic value of $1.1 million. At December 31, 2009, the aggregate intrinsic value of common stock options outstanding and exercisable was $0. The total intrinsic value of common stock options exercised in 2010, 2009, and 2008 was $0.1 million, $0, and $0.9 million, respectively.

The following table summarizes the characteristics of options at December 31, 2010:

	Options Outstanding and Exercisable		
Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years
$31.00-$36.81	201,375	$ 32.28	1.71
45.10-64.30	393,115	46.37	0.70
64.88-89.70	528,375	66.76	1.25
$31.00-$89.70	1,122,865	53.44	1.14

Share repurchases

Repurchases may continue to be made from time to time in open market and privately negotiated transactions subject to market conditions. No minimum number of shares has been fixed. The Company funds its share repurchases with cash on hand and cash generated from operations. In 2010, 2009, and 2008, the Company repurchased approximately 45,000, 5,000, and 1.0 million shares, respectively, of its common stock at a total cost of $1.2 million, $0.1 million, and $41.8 million, respectively. The remaining share repurchase authorization was $21.1 million at December 31, 2010.

Dividends

The Company funds its dividend payments with cash on hand and cash generated from operations. In February 2011, the Board of Directors declared a quarterly cash dividend of $0.15 per share. The dividend is payable on March 31, 2011 to stockholders of record at the close of business on March 15, 2011. In 2010, the Board of Directors declared quarterly cash dividends of $0.11 per share for each quarter of 2010.

Preferred stock

The Company had 5.0 million shares of preferred stock authorized with a par value of $0.01 per share at December 31, 2010 and 2009. No shares were issued and outstanding at December 31, 2010 and 2009.

Note 14. Costs associated with exit activities

In June 2009, the Company ceased using and entered into a sublease agreement for a portion of its headquarters facility. The Company has sublet a portion of one facility and is attempting to sublease a portion of the other facility. The Company incurred a total pre-tax charge of $11.5 million in 2009 primarily related to the impairment of leasehold improvements and furniture, fixtures and equipment.

Note 15. Restructuring costs

As part of the Company's plans to integrate Tower Group, the Company initiated a workforce reduction plan ("Tower Group Plan") whereby approximately ten Tower Group employees were offered severance agreements subsequent to the acquisition. Restructuring costs associated with this action were $1.2 million, consisting of severance and related termination benefits.

In the second quarter of 2009, the Company committed to a separation plan (the "2009 Plan"), initially offering additional benefits for employees electing to voluntarily separate, for which approximately 155 employees submitted resignations effective beginning July 24, 2009. The 2009 Plan, which has concluded, is part of the Company's continuing efforts (as previously reported) to align its expenses more closely with its outlook and to accelerate the placement of resources in areas that management believes have a greater potential for future growth. The 2009 Plan was not offered to executive officers, critical staff, and most sales staff of the Company. Pretax restructuring charges for the 2009 Plan were originally estimated to be approximately $7.8 million, most of which was associated with severance and related termination benefits.

In the fourth quarter of 2008, the Company committed to a plan (the "2008 Plan") of workforce reductions to restructure its business. The restructuring included a reduction of approximately 15% of the Company's workforce at that time; a realignment of products and services, including consolidation or retirement of certain products, to focus on five corporate decision centers and industries we serve; and the implementation of a new, integrated approach to prospect and member account management. Pretax restructuring charges for the 2008 Plan were originally estimated to be approximately $9.3 million, most of which was associated with severance and related termination benefits. The Company recorded a pretax restructuring charge of $8.0 million in the fourth quarter of 2008.

The Company does not expect to incur any significant additional costs under the 2008 Plan, 2009 Plan, or Tower Group Plan.

	2008 Plan	2009 Plan	Tower Group Plan
BALANCE AT DECEMBER 31, 2008	$ 7,607	$ —	$ —
Costs incurred	1,253	7,808	1,162
Cash payments	(7,089)	(5,292)	(53)
Change in estimate	(1,239)	(44)	—
BALANCE AT DECEMBER 31, 2009	532	2,472	1,109
Cash payments	(498)	(1,843)	(1,109)
Change in estimate	(34)	—	—
BALANCE AT DECEMBER 31, 2010	$ —	$ 629	$ —

Note 16. Income taxes

The provision for income taxes consists of the following (in thousands):

	Year Ended December 31,		
	2010	2009	2008
Current tax expense			
Federal	$ 31,158	$ 20,914	$ 42,607
State and local	8,244	6,035	9,639
Foreign	273	1,295	1,865
Total current	39,675	28,244	54,111
Deferred tax (benefit) expense			
Federal	(8,214)	1,077	(19,535)
State and local	(3,141)	(949)	(841)
Foreign	(273)	(383)	(444)
Total deferred	(11,628)	(255)	(20,820)
Provision for income taxes	$ 28,047	$ 27,989	$ 33,291

In 2010, 2009 and 2008, the Company made cash payments for income taxes of $39.4 million, $32.7 million and $55.2 million, respectively.

The components of Income before provision for income taxes were as follows:

	Year Ended December 31,		
	2010	2009	2008
U.S. sources	$ 67,962	$ 69,600	$ 74,002
Non-U.S. sources	448	4,018	4,086
Total	$ 68,410	$ 73,618	$ 78,088

The provision for income taxes differs from the amount of income taxes determined by applying the U.S. federal income tax statutory rate to income before provision for income taxes as follows:

	Year Ended December 31,		
	2010	2009	2008
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income tax, net of federal benefit	5.0	4.9	5.3
Foreign income tax	(0.3)	(0.3)	(0.4)
Foreign currency loss	—	(0.6)	1.7
Permanent differences and credits, net	(0.9)	(1.0)	1.0
Reserve for tax contingencies	2.2	—	—
Effective tax rate	41.0%	38.0%	42.6%

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities consist of the following (certain prior year amounts have been reclassified to conform with the current year presentation, in thousands):

	December 31,	
	2010	2009
Deferred tax assets		
Share-based compensation	$ 14,700	$ 14,529
Goodwill and intangibles	14,736	11,498
Accrued incentive compensation	14,403	10,070
Net operating loss and tax credit carryforwards	14,598	8,189
Operating leases and lease incentives	13,012	13,671
Accruals and reserves	1,204	1,729
Deferred compensation plan	3,493	3,893
Deferred revenues	2,398	525
Other	922	1,614
Total deferred tax assets	79,466	65,718
Valuation allowance	(7,493)	(9,091)
Total deferred tax assets, net of valuation allowance	71,973	56,627
Deferred tax liabilities		
Deferred incentive compensation	5,853	3,882
Depreciation	1,636	2,846
Other	2,912	3,033
Total deferred tax liabilities	10,401	9,761
Deferred tax assets, net	$ 61,572	$ 46,866

In estimating future tax consequences, Accounting Standards Codification 740 generally considers all expected future events in the determination and valuation of deferred tax assets and liabilities. The valuation allowance at December 31, 2010 and 2009 was primarily related to state tax credit carryforwards from the District of Columbia described below. The valuation allowance at December 31, 2009 also included state net operating loss carryforwards and a capital loss carryforward. The net change in the valuation allowance was a decrease of $1.6 million and an increase of $0.9 million in 2010 and 2009, respectively.

The Company has approximately $5.5 million of federal and state net operating loss carryforwards available as a result of the acquisition of Iconoculture. These carryforwards will be available to offset future income through 2031. The use of these net operating loss carryforwards may be limited.

The Company generated net operating loss carryforwards for state income tax purposes of $0.3 million, $0.2 million and $0.2 million in 2010, 2009 and 2008, respectively, which are available to offset future state taxable income through 2030. The Company recorded a $0.2 million and $0.2 million valuation allowance related to these net operating loss carryforwards at December 31, 2009, and 2008, respectively. At December 31, 2010, the subsidiary to which these net operating loss carryforwards are related converted from a corporation to a limited liability company. As a result of this conversion, the valuation allowances against the state net operating loss carryforwards were determined to be no longer necessary as the losses will be available to offset income generated by the Company.

Upon moving its headquarters to Arlington, Virginia, the Company became eligible to receive the Major Business Facilities Job Tax Credit ("JTC"). The JTC was measured in 2009 based on the number of full-time jobs that were created or relocated to Virginia. The amount of the credit measured in 2009 was $1.0 million. This credit can be applied against Virginia state income taxes in 2009 and 2010. Virginia law requires this credit to be recaptured and refunded to the extent average levels of employment decrease during the five years following the measurement of the credit. The Company has estimated $0.1 million and $0.3 million of this credit were recaptured at December 31, 2010 and 2009, respectively, and a valuation allowance was recorded in this amount against the tax credit carryforward.

The Company has Washington D.C. tax credit carryforwards resulting in a deferred tax asset of $7.4 million at December 31, 2010 and 2009, respectively. These credits expire in years 2011 through 2017. The Company recorded a $7.4 million valuation allowance related to these credit carryforwards at December 31, 2010 and 2009, respectively.

Undistributed earnings of the Company's foreign subsidiaries amounted to $18.2 million, $15.2 million and $15.1 million at December 31, 2010, 2009 and 2008, respectively. Those earnings are considered to be indefinitely reinvested; accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon repatriation of those earnings, in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credit carryforwards would be available to reduce some portion of the U.S. liability.

A reconciliation of the beginning and ending unrecognized tax benefit is as follows (in thousands):

	December 31,	
	2010	2009
Balance at beginning of the year	$ 592	$ 427
Additions based on tax positions related to the current year	79	32
Additions for tax positions of prior years	1,912	177
Reductions for tax positions of prior years	—	—
Reductions for lapse of statute of limitations	(20)	(44)
Settlements	—	—
Balance at end of the year	$ 2,563	$ 592

The Company files income tax returns in U.S. federal, state, and foreign jurisdictions. With few exceptions, the Company is no longer subject to tax examinations in major tax jurisdictions for periods prior to 2007. The Company's unrecognized tax benefit liability would affect the Company's effective tax rate if recognized, except for $1.2 million of tax credits that would be available to offset this liability. Interest and penalty expense recognized related to uncertain tax positions amounted to $0.5 million, $0.2 million, and $0.1 million in 2010, 2009 and 2008, respectively. Total accrued interest and penalties at December 31, 2010 and 2009 was $0.9 million and $0.5 million, respectively, and was included in accrued expenses. The Company elects to classify accrued interest and penalties related to the unrecognized tax benefits in its income tax provision.

The Company has unrecognized tax benefits relating to items of income which are expected to reverse in 2011 upon filing of the Company's 2010 income tax returns. The range of decrease is expected to be between $1.4 million and $1.8 million.

Note 17. Employee benefit plans

Defined contribution 401(k) plan

The Company sponsors a defined contribution 401(k) plan (the "Plan") in which the Company's employees participate. Pursuant to the Plan, all employees who have reached the age of 21 are eligible to participate. The Company provides a discretionary contribution equal to 50% of an employee's contribution up to a maximum of 6% of base salary. The Company's matching contribution is subject to a four-year vesting schedule of 25% per year beginning one year from the employee's date of hire, and that an employee must be employed by the Company on the last day of a Plan year in order to vest in the Company's contribution for that year. Company contributions to the Plan were $2.9 million, $3.1 million, and $4.0 million in 2010, 2009, and 2008, respectively.

Employee stock purchase plan

The Company sponsors an employee stock purchase plan (the "ESPP") for all eligible employees. Under the ESPP, employees authorize payroll deductions from 1% to 10% of their eligible compensation to purchase shares of the Company's common stock. The total shares of the Company's common stock authorized for issuance under the ESPP is 1,050,000. Under the plan, shares of the Company's common stock may be purchased over an offering period, typically three months, at 85% of the lower of the fair market value on the first or last day of the applicable offering period. In 2010, 2009, and 2008, the Company issued 21,668 shares, 48,448 shares, and 39,730 shares of common stock, respectively. At December 31, 2010, approximately 750,000 shares were available for issuance.

Deferred compensation plan

The Company has a Deferred Compensation Plan (the "Deferred Compensation Plan") for certain employees and members of the Board of Directors to provide an opportunity to defer compensation on a pretax basis. The Deferred Compensation Plan provides for deferred amounts to be credited with investment returns based upon investment options selected by participants from alternatives designated from time to time by the plan administrative committee. Investment earnings associated with the Deferred Compensation Plan's assets are included in Other income, net while changes in individual participant account balances are recorded as compensation expense in the consolidated statements of income. The Plan also allows the Company to make discretionary contributions at any time based on individual or overall Company performance, which may be subject to a different vesting schedule than elective deferrals, and provides that the Company will make up any 401(k) plan match that is not credited to the participant's 401(k) account due to his or her participation in the Plan. The Company has established a rabbi trust to hold assets utilized by the Company to pay benefits under the Plan. The Company did not make any discretionary contributions to the Plan in 2010, 2009, and 2008.

Note 18. Commitments and contingencies

Operating leases

The Company leases office facilities that expire on various dates through 2028. Generally, the leases carry renewal provisions and rental escalations and require the Company to pay executory costs such as taxes and insurance.

In May 2010, the Company amended and restated the sublease agreement entered into in June 2009 with a third party to exercise the extension clause contained in the original sublease from October 2021 through January 2028, which terminates with the Company's existing lease in January 2028. The Company also sublet additional space from November 2011 through January 2028 and from October 2014 through January 2028. The amended and restated sublease also contains an expansion option for additional square footage, which may be exercised at the subtenant's discretion, from October 2014 through January 2028. Total non-cancelable sublease payments over the term will be $283.8 million. The subtenant will be required to pay its pro rata portion of any increases in building operating expenses and real estate taxes.

Future minimum rental payments under non-cancelable operating leases and future minimum receipts under subleases, excluding executory costs, are as follows at December 31, 2010:

Payments Due and Subleases Receipts by Period (In Thousands) at December 31, 2010

	Total	YE 2011	YE 2012	YE 2013	YE 2014	YE 2015	Thereafter
Operating lease obligations	$ 601,294	$ 35,069	$ 35,385	$ 35,402	$ 35,118	$ 35,493	$ 424,827
Subleases receipts	279,559	9,932	13,883	14,238	13,382	14,954	213,170
Total net lease obligations	$ 321,735	$ 25,137	$ 21,502	$ 21,164	$ 21,736	$ 20,539	$ 211,657

The Company completed the tenant build out of its headquarters in 2008. The total cost of the build out was approximately $100 million, of which approximately $40 million was paid by the landlord through lease incentives. In 2007, approximately $32 million of the lease incentives were paid directly to vendors and was excluded from the statement of cash flows as a noncash investing activity. The remaining $8 million of lease incentives was received by the Company in September 2008 and was included in cash flows from operations. The lease incentives are being amortized over the term of the lease (through 2028) as a reduction of rent expense.

Other

At December 31, 2010, the Company had outstanding letters of credit totaling $6.4 million to provide security deposits for certain office space leases. The letters of credit expire in the period from January 2011 through September 2011, but will automatically extend for another year from their expiration dates unless the Company terminates them. To date, no amounts have been drawn on these agreements.

From time to time, the Company is subject to litigation related to normal business operations. The Company vigorously defends itself in litigation and is not currently a party to, and the Company's property is not subject to, any legal proceedings likely to materially affect the Company's financial results.

The Company continues to evaluate potential tax exposure relating to sales and use, payroll, income and property tax laws, and regulations for various states in which the Company sells or supports its goods and services. Accruals for potential contingencies are recorded by the Company when it is probable that a liability has been incurred, and the liability can be reasonably estimated. As additional information becomes available, changes in the estimates of the liability are reported in the period that those changes occur. The Company accrued a liability of $3.0 million and $3.9 million at December 31, 2010 and 2009, respectively, relating to certain sales and use tax regulations for states in which the Company sells or supports its goods and services.

Note 19. Segments and geographic areas

Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker of an enterprise. Operating results for certain operating segments do not meet the quantitative thresholds individually or in the aggregate for separate disclosure; thus, the Company has one reportable segment.

The Company has net sales and long-lived assets, consisting of property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization, in the following geographic areas (in thousands):

	United States	Europe	Other Countries	Total
2010				
Revenues	$ 297,381	$ 69,755	$ 71,771	$ 438,907
Long-lived assets	112,366	4,876	8,992	126,234
2009				
Revenues	$ 293,994	$ 77,573	$ 71,339	$ 442,906
Long-lived assets	112,932	5,843	10,062	128,837
2008				
Revenues	$ 382,705	$ 98,828	$ 76,819	$ 558,352
Long-lived assets	136,280	14,730	1,781	152,791

Note 20. Quarterly financial data (unaudited)

Unaudited summarized quarterly financial data is as follows (in thousands, except per-share amounts):

	2010 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 100,175	$ 109,577	$ 112,113	$ 117,042
Impairment loss	—	—	12,645	—
Total costs and expenses	79,899	89,885	103,789	100,064
Income from operations	20,276	19,692	8,324	16,978
Income before provision for income taxes	19,818	18,903	11,449	18,240
Net income	$ 11,633	$ 10,980	$ 6,989	$ 10,761
Earnings per share				
Basic	$ 0.34	$ 0.32	$ 0.20	$ 0.31
Diluted	$ 0.34	$ 0.32	$ 0.20	$ 0.31

	2009 Quarter Ended			
	March 31	June 30	September 30	December 31
Revenues	$ 117,440	$ 110,695	$ 106,819	$ 107,952
Costs associated with exit activities	—	11,518	—	—
Restructuring costs	944	4,244	2,327	1,053
Total costs and expenses	95,740	106,596	84,900	88,298
Income from operations	21,700	4,099	21,919	19,654
Income before provision for income taxes	21,790	8,243	22,746	20,839
Net income	$ 13,072	$ 4,946	$ 14,177	$ 13,434
Earnings per share				
Basic	$ 0.38	$ 0.15	$ 0.42	$ 0.39
Diluted	$ 0.38	$ 0.14	$ 0.41	$ 0.39

REPORT OF MANAGEMENT'S ASSESSMENT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments.

Management also is responsible for establishing and maintaining adequate internal control over financial reporting. Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon the evaluation under this framework, management concluded with reasonable assurance that our internal control over financial reporting was effective as of December 31, 2010.

Our control environment is the foundation for our system of internal control over financial reporting and is reflected in our Code of Conduct for Officers, Directors, and Employees. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures that are reviewed, modified, and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is comprised solely of outside directors, meets periodically with members of management and the independent auditors to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent registered public accounting firm reports to the Audit Committee and accordingly has full and free access to the Audit Committee at any time.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP, the independent registered public accounting firm that audited our financial statements included in this Annual Report, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010.



Thomas L. Monahan III
Chief Executive Officer
February 28, 2011



Richard S. Lindahl
Chief Financial Officer
February 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
The Corporate Executive Board Company

We have audited The Corporate Executive Board Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Corporate Executive Board Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management's Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, The Corporate Executive Board Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of The Corporate Executive Board Company and subsidiaries as of December 31, 2010 and 2009 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010 of The Corporate Executive Board Company and Subsidiaries, and our report dated February 28, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Baltimore, Maryland
February 28, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
The Corporate Executive Board Company

We have audited the accompanying consolidated balance sheets of The Corporate Executive Board Company and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Corporate Executive Board Company and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), The Corporate Executive Board Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Baltimore, Maryland
February 28, 2011

Executive Officers and Directors

(As of 29 April 2011)

Thomas L. Monahan III
Chairman and Chief Executive Officer

Richard S. Lindahl
Chief Financial Officer

Melody L. Jones
Chief Human Resources Officer

Stephen J. Meyer
Chief Commercial Officer and General Manager

Gregor S. Bailar
Director; Former Chief Information Officer, Capital One Financial Corporation

Stephen M. Carter
Director; Chief Executive Officer and President, Superior Essex, Inc.

Gordon J. Coburn
Director; Chief Financial Officer and Chief Operating Officer, Cognizant Technology Solutions Corporation

L. Kevin Cox
Director; Executive Vice President of Human Resources, American Express Company

Nancy J. Karch
Director; Director Emeritus, McKinsey & Company

Daniel O. Leemon
Director; Retired Executive Vice President and Chief Strategy Officer, Charles Schwab Corporation

Jeffrey R. Tarr
Director; Chief Executive Officer and President, DigitalGlobe, Inc.

Corporate Information

Form 10-K/Investor Contact
A copy of the Company's 2010 Annual Report on Form 10-K (without exhibits) is available from the Company at no charge. Requests for the Annual Report on Form 10-K and other investor contacts should be directed to Richard S. Lindahl, Chief Financial Officer, at the Company's corporate office.

Common Stock and Dividend Information
The common stock of The Corporate Executive Board Company is traded on the NYSE under the symbol EXBD. Prior to August 2010, our common stock was traded on the NASDAQ under the symbol EXBD since the initial public offering on 23 February 1999. As of 15 April 2011, there were approximately 8,000 holders of the common stock, including 43 stockholders of record. The Company has paid quarterly cash dividends on its common stock since 2004.

Corporate Office
The Corporate Executive Board Company
1919 North Lynn Street
Arlington, VA 22209
+1-571-303-3000
www.executiveboard.com

Registrar and Transfer Agent
BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
+1-800-851-9677

Independent Auditors
Ernst & Young LLP
Baltimore, MD

Stock Sales Prices per Share

The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the NASDAQ Stock Market prior to August 2010 and on the NYSE from August 2010 through December 2010.

2010	HIGH	LOW	DIVIDENDS
First Quarter	$ 28.65	$ 19.58	$ 0.11
Second Quarter	33.50	26.17	0.11
Third Quarter	33.49	24.94	0.11
Fourth Quarter	39.22	29.66	0.11

2009	HIGH	LOW	DIVIDENDS
First Quarter	$ 23.59	$ 12.35	$ 0.44
Second Quarter	21.69	13.84	0.10
Third Quarter	27.18	16.50	0.10
Fourth Quarter	26.83	20.81	0.10

Stock Performance Graph

The graph below compares the cumulative total stockholder return on the Company's common stock for the past five years through December 31, 2010, with the cumulative total return on the S&P North American Technology Services Index, the NASDAQ Global Select Market Composite Index, and the NYSE Composite Index for the same period. The Company transferred the listing of its common stock from NASDAQ Stock Market LLC to the New York Stock Exchange in August 2010. The graph assumes that $100 was invested in the Company's common stock and in each of the other indexes on December 31, 2005, and that any dividends were reinvested. The comparisons in the graph below are based on historical data and are not intended to forecast the possible future performance of the Company's common stock.



The Corporate Executive Board Company
S&P North American Technology Services Index
NASDAQ Global Select Market Composite Index²
NYSE Composite Index
$150
$75
$0
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010

[1] In February 2007, the Goldman Sachs Services Index (index identifier: GSV), which CEB has presented in this stock performance graph in 2006 and prior years, was acquired by Standard and Poor's from the Goldman Sachs Group. The index was listed as the S&P GSTI Services Index from February 2007 until March 2008, when Standard and Poor's renamed the index the S&P North American Technology Services Index (index identifier: SPGSTISV).

Companies included in the S&P North American Technology Services Index as of December 31, 2010, were Accenture plc, Acxiom Corporation, Alliance Data Systems Corporation, Automatic Data Processing, Inc., Broadridge Financial Solutions, Inc., CACI International Inc, Cognizant Technology Solutions Corp., Computer Sciences Corp., Convergys Corp., CoreLogic, Inc., DST Systems, Inc., Euronet Worldwide, Inc., Fidelity National Information Services, Inc., Fiserv, Inc., Gartner, Inc., Genpact Limited, Global Payments Inc., Jack Henry & Associates, Inc., iGATE Corporation, International Business Machines Corporation, Lender Processing Services, Inc., MAXIMUS, Inc., ManTech International Corporation, MasterCard Incorporated, Neustar, Inc., Paychex, Inc., SAIC, Inc., SRA International, Inc., Sapient Corporation, Syntel, Inc., TeleTech Holdings, Inc., Teradata Corporation,Total System Services, Inc., Unisys Corporation, VeriFone Systems, Inc., Visa Inc., The Western Union Company and Wright Express Corporation.

[2] Beginning July 2006, the NASDAQ National Market Composite Index, which CEB has presented in this stock performance graph prior to that time, ceased being disseminated by NASDAQ. The index's historical data was retained and carried forward in July 2006 to a newly created index named the NASDAQ Global Select Market Composite Index (index identifier: NQGS).


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